Exhibit 99.1

LITHIUM AMERICAS CORP. Annual Information Form For the year ended December 31, 2019 March 13, 2020

TABLE OF CONTENTS

Forward Looking Statements1

Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates4

Definitions and Other Information6

Definitions6

Consolidation6

Currency6

Corporate Structure of the Company7

Name, Address and Incorporation7

Intercorporate Relationships7

General Development of the Business8

Overview8

Three Year History8

DESCRIPTION OF the Business10

Overview of Mineral Projects10

The Cauchari-Olaroz Project18

The Thacker Pass Project34

The RheoMinerals Business48

Competitive Conditions48

Specialized Skills and Knowledge48

Mineral Price and Economic Cycles48

Economic Dependence49

Bankruptcy and Similar Procedures49

Reorganizations49

Foreign Operations49

Employees50

Changes to Contracts50

Environmental Protection50

Social or Environmental Policies50

Emerging Market Disclosure52

Risk Factors56

Description of Capital Structure71

Dividends and Distributions71

Market for Securities72

Market72

Trading Price and Volume72

ii

Directors and Officers72

Audit Committee Information77

Legal Proceedings and Regulatory Actions79

Interest of Management and Others in Material Transactions79

Transfer Agents and Registrars80

Material Contracts80

Interests of Experts82

Additional Information82

Schedule “A” DEFINITIONSA-1

Schedule “B” AUDIT COMMITTEE CHARTERB-1

Forward Looking Statements

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development of the Cauchari-Olaroz and Thacker Pass Projects, including timing, progress, construction, milestones, anticipated productions and results thereof; the expected benefits from the Project Investment; the closing of, and expected benefits from, the 2020 Cauchari Transaction; expectations and anticipated impact of the COVID-19 outbreak; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the Mineral Resources and Mineral Reserves at its properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through the Company’s joint venture with Ganfeng; successful operations of Ganfeng co-ownership structure; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak, including the terms and timing thereof; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; results of the Company’s engineering, design permitting program at the Thacker Pass Project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz Project and the Thacker Pass Project; timing, results and completion of the Thacker Pass feasibility study; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz Project and for permitting and Thacker Pass Project feasibility study activities at the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; the potential for partnership and financing scenarios for the Thacker Pass Project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz Project;
•	ability of the Company to fund, advance and develop the Cauchari-Olaroz Project and the Thacker Pass Project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	general economic conditions;
•	the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•

stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the affect of current or any additional regulations on the Company’s operations;

•	the impact of unknown financial contingencies; including litigation costs, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•	estimates of and unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass Project;
•	estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources will ever be developed into Mineral Reserves;
•	reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities;
•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project;
•	the Company’s ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	impact of COVID-19 on the Company’s business;

•	closing and expected benefits from the 2020 Cauchari Transaction;
•	accuracy of current development budget and construction estimates; and
•	preparation of a development plan for lithium production at the Thacker Pass Project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, LAC can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this AIF, including but not limited to, the factors referred to under the heading “Description of the Business – Risk Factors” in this AIF. Such risks include, but are not limited to the following: the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether Mineral Resources will ever be converted into Mineral Reserves; whether the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from the Project Investment and other transactions described herein; the closing of, and expected benefits from, the 2020 Cauchari Transaction; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s senior lenders and the addition of additional debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by these cautionary statements. All forward-looking information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent MD&A for the most recently completed financial year, which are available on SEDAR at www.sedar.com.

Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Definition Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated

Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this AIF is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC under Industry Guide 7.

In particular, SEC Industry Guide 7 applies different standards in order to classify mineralization as a Mineral Reserve. As a result, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserves estimates included in this AIF may not qualify as “reserves” under SEC standards.

In addition, this AIF uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this AIF is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information included in this AIF that describes the Company’s Mineral Reserves and Mineral Resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC under Industry Guide 7.

Definitions and Other Information

Definitions

For a description of defined terms and other reference information used in this AIF, please refer to Schedule “A”.

Consolidation

On November 8, 2017, the Company effected the Consolidation of its outstanding Common Shares on the basis of one Common Share for every five previously-outstanding Common Shares. Unless noted otherwise, all references to the number of shares, warrants and stock options and their strike price and per share information in this AIF reflect the Consolidation.

Currency

This AIF contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to United States dollars are referred to as “US$”.

The following table sets forth the high and low exchange rates for one US dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	United States Dollars into Canadian Dollars
	2019	2018	2017
High	$1.3600	$1.3642	$1.3743
Low	$1.2988	$1.2288	$1.2128
Rate at end of period	$1.2988	$1.3642	$1.2545
Average rate for period	$1.3269	$1.2957	$1.2986

On March 12, 2020, the rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.3820.

Corporate Structure of the Company

Name, Address and Incorporation

The Company was incorporated under the BCBCA on November 27, 2007 under the name “Western Lithium Canada Corporation”. On May 31, 2010, the Company changed its name to “Western Lithium USA Corporation”. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board the authority by resolution to alter the Company’s authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to “Lithium Americas Corp.”. On November 8, 2017, the Company completed the Consolidation.

The Company’s head and registered office is located at 300 – 900 West Hastings St., Vancouver, British Columbia, V6C 1E6.

Intercorporate Relationships

The corporate structure of LAC, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are set out in the following chart:

Notes:

(1)On closing of the 2020 Cauchari Transaction, LAC’s interest will decrease to 49%.

(2)Exar Capital holds no equity interest in Minera Exar, but has and continues to provide shareholder loans.

(3)On closing of the 2020 Cauchari Transaction, LAC’s aggregate interest in Minera Exar will decrease to 49%.

(4)

Pursuant to the JEMSE LOI, JEMSE may acquire an 8.5% equity interest in Minera Exar, which in turn would dilute LAC’s direct and indirect interest in Minera Exar proportionately along with that of Ganfeng. For more information please see “Description of the Business – The Cauchari-Olaroz Project – Property Description and Location and Access”.

General Development of the Business

Overview

LAC is a Canadian based resource company focused on advancing two significant lithium development projects, the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina, and the Thacker Pass Project (formerly “Stage 1” of the Lithium Nevada Project), located in north-western Nevada, USA.

Three Year History

Fiscal 2017

In January 2017, LAC entered into the Ganfeng Investment Agreement and the Bangchak Investment Agreement. These agreements established the framework of the Cauchari Financing Transactions, in which Bangchak and Ganfeng agreed to provide funding to LAC to cover its share of anticipated capital contributions for the development of Stage 1 of the Cauchari-Olaroz Project, as well as support working capital requirements of LAC during the project development stage.  Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in LAC through a mixture of equity subscriptions and debt financing.

The Cauchari Financing Transactions consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak, whereby Ganfeng subscribed for 15,000,000 Common Shares while Bangchak subscribed for 10,000,000 Common Shares at a price of $4.25 per Common Share, for gross proceeds of approximately $106,000,000.

•

A US$205,000,000 syndicated credit facility represented by the Amended Credit Facility.  Under this agreement, each of Ganfeng and Bangchak have committed to advance US$125,000,000 and US$80,000,000, respectively, with proceeds to be used to fund LAC’s share of project development contributions for Stage 1 of the Cauchari-Olaroz Project. For further information please see “Material Contracts – Amended Credit Facility”.

•

Off-take entitlements with each of Ganfeng and Bangchak for the purchase of up to 80% and 20%, respectively, of LAC’s share of Cauchari-Olaroz Stage 1 lithium carbonate production (25,000 tonnes) at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

An investor rights agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the Board so long as they maintain a 15% or more interest, respectively, in LAC’s issued share capital, a participation right that remained valid until March 31, 2019, and registration rights. For further information please see “Material Contracts – Ganfeng Investor Rights Agreement” and “Material Contracts – Bangchak Investor Rights Agreement”.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements.

In May 2017, the Company filed an updated feasibility study for the the Cauchari-Olaroz Project titled “Updated Feasibility Study Reserve Estimation of Lithium Carbonate at the Cauchari-Olaroz Salars, Jujuy

Province, Argentina” with an effective date of March 29, 2017. The report summarized the Stage 1 feasibility study on the Cauchari-Olaroz Project.

In November 2017, the Company completed the Consolidation.

Fiscal 2018

On January 25, 2018, the Company’s Common Shares began trading on the NYSE.

In February 2018, the Company filed a short form base shelf prospectus to qualify for distribution, from time to time over a 25-month period, up to US$500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System.

In May 2018, the Company filed an updated NI 43-101 technical report titled “Independent Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA” with an effective date of February 15, 2018. In the report, the authors included an updated Mineral Resource estimate on the Thacker Pass deposit (formerly the “Stage 1 Lens”, or “Zone 1”).

In August 2018, the Company filed the Thacker Pass TR. The Thacker Pass TR summarizes a pre-feasibility study on the Thacker Pass Project.  For further information, please see “Description of the Business – Overview of Mineral Projects –Thacker Pass Project”.

In August 2018, the Company entered into agreements to implement the Ganfeng-SQM Transactions, which were completed in October 2018. In connection therewith: (a) a subsidiary of SQM sold its 50% interest in Minera Exar to a subsidiary of Ganfeng; (b) the Company converted prior funding contributions to Minera Exar into equity of Minera Exar, thereby increasing its interest in Minera Exar from 50% to 62.5%, with Ganfeng holding the remaining 37.5% interest; (c) the Company and Ganfeng formed Exar Capital (the joint venture company through which the Company and Ganfeng have agreed to fund the Cauchari-Olaroz Project) such that the Company obtained a 62.5% interest and Ganfeng a 37.5% interest; (d) Ganfeng provided the Company with a $100 million unsecured, subordinated Limited Recourse Loan Facility; and (e) Ganfeng provided a loan to Minera Exar to permit Minera Exar to repay $25 million of its outstanding indebtedness to the Company.  For further information, please see “Material Contracts – Amended Shareholders Agreement”.

In August 2018, the Company and Ganfeng entered into the Strategic Agreement to explore for opportunities and to collaborate and develop lithium resources, with a focus on identifying and developing lithium resources projects in North and South America.

Fiscal 2019

In April 2019, the Company entered into the Project Investment whereby Ganfeng agreed to subscribe for approximately 141 million newly issued shares of Minera Exar for cash consideration of approximately US$160 million, resulting in each of Ganfeng and LAC holding a 50% interest in Minera Exar. The Project Investment also established an amended Shareholders Agreement that includes the provision of equal representation on the Minera Exar board of directors and management committee governing the Cauchari-Olaroz Project and provided for the repayment to LAC of US$8 million of outstanding loans (plus any accrued interest).

In April 2019, the Company filed an updated NI 43-101 technical report on the Cauchari-Olaroz Project titled “Updated Mineral Resource Estimate for the Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective date of March 1, 2019.  In the report, the authors included an updated Mineral Resource estimate on the Cauchari-Olaroz Project.

In May 2019, the Company announced that Tom Hodgson had retired as CEO and director of the Company.  The board of directors of the Company announced that Jonathan (Jon) Evans, the President and COO, had been appointed to the role of President and CEO and replaced Mr. Hodgson on the Company’s board of directors.

In August 2019, the Project Investment closed.  In connection with closing, LAC also executed an amended and restated off-take agreement with Bangchak whereby, in consideration for Bangchak’s consent to the Project Investment, upon LAC approving an expansion of production capacity of the Cauchari-Olaroz Project from 25,000 tpa to 40,000 tpa, LAC would grant to Bangchak incremental off-take rights to acquire up to an additional 3,500 tpa of lithium carbonate for an aggregate maximum of 6,000 tpa of lithium carbonate (including prior offtake rights) at market prices.  Bangchak also agreed that it would provide up to US$50 million of additional debt financing (subject to consent of Ganfeng).

In September 2019, the Company announced the results of the Cauchari TR.  The Cauchari TR is a definitive feasibility study on the Cauchari-Olaroz Project that provides for annual production of 40,000 tpa of battery-quality lithium carbonate. For further information, please see “Description of the Business – The Cauchari-Olaroz Project”.

In October 2019, the Company announced the appointment of Dr. Yuan Gao to the Company’s board of directors.

2020 to Date

In February 2020, the Company and Ganfeng entered into the 2020 Cauchari Transaction.  For further information, please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction”.

Outlook

The Company intends to focus its business activity in the near term on advancing of the Cauchari-Olaroz Project and the Thacker Pass Project. The Company intends to pursue other attractive business development opportunities in the lithium space from time to time as they arise.

DESCRIPTION OF the Business

Overview of Mineral Projects

The Company is advancing two significant lithium development projects, the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina, and the Thacker Pass Project (formerly “Stage 1” of the Lithium Nevada Project), located in north-western Nevada, USA.

Cauchari-Olaroz Project

Current Status of the Project

The Cauchari-Olaroz Project is jointly owned and operated (50/50) by LAC and by Ganfeng, each holding their respective interest through shareholdings in Minera Exar. Ganfeng initially acquired its interest from SQM pursuant to completion of the Ganfeng-SQM Transactions in October 2018 and subsequently increased its interest to 50% through the Project Investment in August 2019.  On closing of the 2020

Cauchari Transaction, Ganfeng will hold a 51% interest in the Cauchari-Olaroz Project, with LAC holding the remaining 49%, subject to the rights of JEMSE to acquire a 8.5% interest in Minera Exar.

In November 2019, the Company filed the Cauchari TR.  The Cauchari TR is a definitive feasibility study on the Cauchari-Olaroz Project and provides for annual production of 40,000 tpa of battery-quality lithium carbonate for 40 years.  The 40,000 tpa definitive feasibility study includes a conventional, commercially-proven brine processing technology optimized from the salar in partnership with Ganfeng to produce battery-quality lithium carbonate that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.  The Cauchari TR follows the 2017 mine plan and feasibility study on the Cauchari-Olaroz Project, which contemplated a 25,000 tpa lithium carbonate mine.

Construction Update

Minera Exar initiated detailed engineering work and commenced development of the Cauchari-Olaroz Project in 2018.  LAC and Ganfeng continue to actively work with Minera Exar to advance construction, procurement and engineering at the Cauchari-Olaroz Project with the goal of producing the highest quality battery grade lithium carbonate.  As of February 29, 2020, US$331 million (approximately 59%) of the planned capital expenditure has been committed, of which US$222 million has been spent.  Overall, the Cauchari-Olaroz Project is approximately 36% complete.

Currently, Minera Exar has approximately 1000 people working on the Cauchari-Olaroz Project, including 286 full-time employees.  The construction camp is complete and Minera Exar has capacity to accommodate 1,000 people at site. Temporary modules were added in 2019 to support the construction activities in accordance with current schedule.  In addition to this, a contract for the operations camp was awarded to provide additional camp space. Completion of the bed accommodations at the operations camp is expected by the end of Q1 2020 with partial commissioning of modules already in use, and the rest of the facilities to be completed during Q2 2020.

Pond construction activities continue as planned.  Earthworks for the ponds is approximately 98% complete and approximately 38% of the liner has been installed.  Earthworks for the carbonate plant site have been completed.  Currently there are 18 production wells completed and 12 in progress, with 9 drilling rigs operating on site.  The construction of buildings for storage of soda ash, reagents, finished products and other warehouses is approximately 99% complete and process plant construction continues on schedule to support construction completion by early 2021.  The concrete foundation for the boron solvent extraction plant is approximately 60% advanced.  Engineering is continuing to support procurement and construction activities.

In the near term, the current development plan at the Cauchari-Olaroz Project includes the following principal activities:

•

Evaporation Ponds – Construction of the evaporation ponds commenced in Q1 2018.  Construction of the remaining 2% of the earthworks for the 12km2 of planned solar evaporation ponds is scheduled to be finalized by early Q2 2020, followed by completion of the remaining 62% of liner installation required to finalize the entire area by early Q3 2020.

•

Production Wells – Construction of production wells is underway.  As noted above, there are 18 production wells completed and 12 in progress, with 9 drilling rigs operating on site.  Approximately 5.3 million cubic meters of brine has been pumped into the ponds for initial evaporation and process testing.  The Company expects to complete production wells in Q3 2020. The wells are producing lithium concentrations that are in line with expectations.

•

Infrastructure – Contracts have been awarded for 33 kV powerline and 13.2 kV distribution lines, and for the gas pipeline. Contractors have since mobilized and development activities have commenced.  Construction of the access roads and platforms for the production wells is complete.  Construction of the plant and operations camp continues as planned to support construction completion by early 2021.

•

Procurement – A significant amount of long-lead time equipment purchases and construction contracts have been awarded, of which a majority are currently under fabrication, including the crystallizer, SX plant, lime plant, reactors, centrifuges, micronizer, tanks, filters, dryer and boilers.  Contractors for the production wells, ponds and liners, civil works (roads and well platforms), permanent camp, concrete works and structural steel (buildings) are engaged at the Cauchari-Olaroz Project site.  Equipment components for the lithium carbonate plant began arriving to the site towards the end of 2019.

Development Schedule

The development plan contemplates that construction will be substantially mechanically complete by the end of 2020; however, several major pieces of equipment for the chemical plant are being fabricated in China and some suppliers have sub-vendors fabricating in China.  The Company has become aware that there will be delays of up to 90 days in the delivery time for some of these items as a result of the recent COVID-19 outbreak.  Accordingly, the Company anticipates that there will be a delay in achieving substantial completion of construction until early 2021. The Company continues to assess the impact of COVID-19 on the development program, including discussions with all vendors and freight forwarders on the delivery schedule, to assess the impact on schedule and to develop mitigation strategies, if necessary.  The Company intends to provide updated guidance on the construction schedule in Q2 2020.

Permitting Update

An update to the “Environmental Impacts Report for Exploitation” for the Cauchari-Olaroz Project was approved by Jujuy Province in 2017 providing all necessary permits to support the 25,000 tpa definitive feasibility study.  In accordance with the provincial requirements, an update was submitted in August 2019 and is currently being evaluated by the Jujuy Province to expand the initial production capacity to 40,000 tpa of lithium carbonate.  This update includes supplementary environmental studies and information collected during the previous two years as well as changes to the Cauchari-Olaroz Project description to reflect the current development plan and increased production capacity.  An audience with the authorities and communities took place in late October, and approval is expected to follow in the first half 2020.

Minera Exar Joint Venture

In October 2018, LAC, Ganfeng and SQM completed the Ganfeng-SQM Transactions, which resulted in a substantial restructuring of the joint ownership and shareholder financing arrangements on the Cauchari-Olaroz Project. Upon completion of the Ganfeng-SQM Transactions, LAC assumed a 62.5% interest in Minera Exar, while SQM sold its interest in Minera Exar to Ganfeng, which amounted to a 37.5% interest on a post-transaction basis.  The Minera Exar Joint Venture Agreement was further amended in August 2019 pursuant to the Project Investment such that each party now holds a 50% interest in the Cauchari-Olaroz Project.

2020 Cauchari Transaction

In February 2020, the Company and Ganfeng entered into the 2020 Cauchari Transaction. Under the terms of the transaction, Ganfeng has agreed to subscribe for new shares of Minera Exar for cash consideration of approximately US$16 million. Proceeds will be used by Minera Exar for the purpose of advancing the construction and development of the Cauchari-Olaroz Project. Upon completion of the 2020 Cauchari Transaction, the Company and Ganfeng will own 49% and 51% of Minera Exar, respectively.

In addition, the Company and Ganfeng have agreed to restructure Exar Capital, a jointly controlled entity which provides funding to the Cauchari-Olaroz Project, to reflect the proportionate ownership of Minera Exar.  As part of the transaction, Ganfeng has agreed to provide US$40 million to Exar Capital in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loan will be used to repay intercompany loans owing to the Company, with US$20 million to be paid on closing and an additional US$20 million payable on August 1, 2020 (or such earlier date as the parties may agree).

In connection with the 2020 Cauchari Transaction, the parties have agreed to a funding schedule, including investment of up to US$400 million, in accordance with the 2019 approved construction plan.  The revised structure of the respective interests in the Cauchari-Olaroz Project is intended to improve Ganfeng’s financial flexibility and position regarding regulatory approvals in China.

The parties have also agreed to an interim funding structure that could be implemented pending receipt of regulatory approval in order to maintain continuity of project funding, by which the Company would draw down funds under its loan facilities (the Amended Credit Facility and the Limited Recourse Loan Facility) and on-loan those funds to Exar, with Ganfeng providing contributions to achieve proportionate share of funding upon securing regulatory approval. In the event that the parties elect to utilize this interim procedure, the Company would recover all costs of the loan drawdown through interest accruing to its benefit under the loan instruments provided to Minera Exar.

Upon completion of the 2020 Cauchari Transaction, Ganfeng will become the controlling shareholder of Minera Exar while the Company will receive fulsome minority shareholder protections. The parties have agreed to execute an amended shareholders agreement that will continue to require joint approval for various substantive business decisions including material changes to:

•	Funding plans;
•	Construction programs;
•	Project design and process;
•	Capital and corporate structure;
•	Production output level; and
•	Capital investment plans (including expansions).

The parties have agreed that the Company will enter into a management services contract with Ganfeng which will provide for the continued services of the Company’s senior management, including Gabriel Rubacha as CEO and Franco Mignacco as President of Minera Exar.

Closing of the transaction is subject to receipt of all required regulatory approvals, consent of the Company’s senior lenders, settlement of an amended and restated Shareholders Agreement and other definitive agreements, and other customary closing conditions.  The transaction will terminate if it is not completed by September 30, 2020, unless mutually extended by the parties.

Technical Information

Detailed scientific and technical information on the Cauchari-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on November 11, 2019. The Cauchari TR has an effective date of August 19, 2019 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Wayne Genck, PhD and Anthony Sanford, Pr.Sci.Nat., each of whom is a “qualified person” for the purposes of NI 43-101.

A more detailed summary of the Cauchari-Olaroz Project and the Cauchari TR is set forth below under the heading “The Cauchari-Olaroz Project”.

Thacker Pass Project

The Thacker Pass Project is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium Mineral Resource, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation.

Current Resources and Mine Plan

In 2017, the Company commenced a program to assess the mine development potential of the Thacker Pass deposit (known then as the “Stage 1 Lens”, or “Zone 1” area), which hosts the primary Mineral Resource estimate on the project. The Company assembled an experienced management and technical team for the project, conducted process testing and related analysis, and conducted a drilling program with an objective of expanding the Mineral Resource and increasing confidence levels. The updated Mineral Resource was completed in the Spring of 2018.

The Thacker Pass TR was completed in August 2018.  Pursuant to the mine plan in the Thacker Pass TR, LAC contemplates developing an initial Phase 1 production capacity of 30,000 tpa of battery-grade lithium carbonate commencing in 2022 and increasing in Phase 2 to 60,000 tpa in 2026. The Thacker Pass Project is expected to be developed as an open-pit mining operation using conventional mining equipment. Given the soft nature of the deposit, minimal blasting and crushing is anticipated. The ore will then be processed in a leaching circuit using sulfuric acid to liberate the lithium from the claystone. Following the leaching process, the lithium bearing solution is expected to be purified using crystallizers and reagents to produce battery-grade lithium carbonate.

With the reliance on sulfuric acid, the Thacker Pass TR calls for construction of a conventional sulfuric acid plant at site. The sulfuric acid plant will convert molten sulfur into low-cost sulfuric acid, which is expected to reduce transportation costs and provide a low-cost source of power and steam. Pursuant to the Thacker Pass TR, LAC would sell excess acid to the local market in Nevada. In addition, LAC would construct a waste heat generation facility at the sulfuric acid plant, providing enough carbon-free electricity to power the entire Thacker Pass Project with excess electricity expected to be conveyed to a customer via the grid connected to the proximal 115 kV transmission line.

Feasibility Study

Building on the results of the Thacker Pass TR, the Company is currently working with Sawtooth Mining (exclusive mining contractor for the Thacker Pass Project), TIC, a division of Kiewit, and other professional services firms to produce a feasibility study. The feasibility study will be based on different production parameters and will result in a different financial analysis to that included in the Thacker Pass TR.  In particular, the Company is targeting a revised mine plan that would include development of revised “Phase 1” production capacity of approximately 20,000 tpa of battery-quality lithium hydroxide, in addition to approximately 2,000 tpa of battery-quality LCE. The Company expects to release a NI 43-101 compliant feasibility study on the Thacker Pass Project by mid-2020.

Process Engineering and Design Update

A process testing facility and laboratory has been constructed and commissioned in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid), prepare tailings samples for stability and geochemical analyses, and to provide feed samples to crystallizer vendors who will design the equipment and are expected to provide performance guarantees.  The results of the pilot plant test work will be used to finalize the design of the front-end of the process where lithium is extracted (dissolved) from the ore. To date, Lithium Nevada’s process testing facility has produced over 10,500 kg of high-quality lithium sulfate brine at the Thacker Pass Project. The process has been optimized by upgrading the ore through a wet attrition process followed by a hydrocyclone to remove coarse material with relatively low lithium content.  The process test work has demonstrated an increase in lithium concentration by over 25% which results in reduced acid consumption per tonne of LCE.  In addition to optimizing acid consumption, the process testing facility has also generated tailings samples that are being used for stability and geochemical analysis, as well as feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

The Company has engaged experienced crystallization vendors to develop the design and cost estimate for process equipment to manufacture high-purity battery-quality lithium products from lithium sulfate, including lithium carbonate and lithium hydroxide.  A vendor has agreed to produce high-purity samples of lithium carbonate and lithium hydroxide from lithium sulfate produced at the process testing facility in Reno, Nevada.  Lithium Nevada expects to send samples of the Thacker Pass Project’s lithium products to potential customers and partners to confirm quality specifications later in 2020.

A patent application has been submitted to the United States Patent and Trademark Office to protect fundamental aspects of Lithium Nevada’s proprietary lithium extraction technology, which includes elements from the attrition process through crystallization.

Regulatory and Permitting Update

In early 2018, the Company began preparing for the permitting process for the Thacker Pass Project by commencing baseline data collection.  The baseline data collection was substantially completed by December 2018.  In Q4 2018, the Company submitted a conceptual MPO to the BLM.  The final MPO was filed in August 2019 and was accepted by the BLM in September 2019.  The MPO includes production of battery-grade lithium hydroxide, lithium carbonate, lithium metal (up to 60,000 tpa of LCE) and battery manufacturing.  The Company is targeting an initial phase production capacity of approximately 20,000 tpa of battery-quality lithium hydroxide, in addition to approximately 2,000 tpa of battery-quality lithium carbonate.  The anticipated timing of key permitting milestones to begin construction in early 2021 are highlighted in Figure 1.

Figure 1 – Thacker Pass - Anticipated Permitting Process

Lithium Nevada has secured water rights that it believes will be sufficient to meet or exceed requirements for the revised “Phase 1” production.  Use of the water rights will be subject to customary regulatory approvals including the transfer of the point of diversion, point of use and manner of use prior to production.

In January 2020, the Company announced publication of the NOI to prepare an EIS for the Thacker Pass Project in the federal registry.  The NOI formally commences the National Environmental Policy Act EIS process by the BLM.  This process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.  The federal process is scheduled to take no longer than 12 months culminating with the BLM’s Record of Decision representing the BLM’s final decision on Lithium Nevada’s application for an approved MPO.  There is a 30-day appeal period following the Record of Decision.

Exploration

The lithium deposit hosted in the McDermitt Caldera has been drilled extensively by LAC and heritage owners of the claims.  However, the full extent of the deposit has not been defined.  In Q2 2018, LAC commenced exploration drilling in the northwest of the pit area and in the southwest area of the Thacker Pass Project (located south of Route 293 and ~2 km southwest of the proposed processing plant).  Drilling was completed in Q4 2018.  The results confirm that lithium-bearing claystone extends laterally northwest of the pit area and occurs throughout the Southwest Basin within Lithium Nevada’s mineral rights.  The exploration results will be used to update the Mineral Resource estimate in connection with the definitive feasibility study.

Additional exploration targets have been identified outside the existing Mineral Resource boundary.  Prompted by the discovery of lithium mineralization in the southwest area of the Thacker Pass Project, Lithium Nevada has submitted permit applications for a proposed future exploration program in the southern and eastern areas of the Thacker Pass Project, including areas south of Highway 293 and areas east of the proposed pit highlighted in Figure 2.

Figure 2 – Thacker Pass Plan of Operations for Mining and Processing (blue) and Exploration (red)

Commercial Agreements

During Q2 2019, Lithium Nevada entered into a mine design, consulting and mining operations agreement with Sawtooth Mining, a subsidiary of NAACO Industries Inc. and North American Coal.  Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance and all mining and mine closure services for the Thacker Pass Project, that will supply all of Lithium Nevada’s lithium-bearing ore requirements.  Sawtooth Mining has agreed to provide Lithium Nevada with the following (i) US$3.5 million in seven consecutive equal quarterly instalments; and (ii) engineering services related primarily to mine design and permitting.  During construction, Sawtooth Mining has agreed to provide initial funding for up to US$50 million to procure all mobile mining equipment required for the revised “Phase 1” operations.  Excluding these Sawtooth Mining investments, Lithium Nevada bears all costs of mining and mine closure.  Lithium Nevada has agreed to either pay a success fee to the mining contractor of US$4.7 million upon achieving commercial production, or repay the US$3.5 million without interest if the final project investment decision is not made by 2024.

Lithium Nevada has also entered into a master services agreement with TIC, a division of Kiewit.  TIC has responsibility for the overall cost estimate in the feasibility study and is expected to have responsibility for engineering design of the plant, water supply infrastructure, electrical infrastructure and general site works.  The agreement may be expanded to include TIC as prime contractor for construction of the plant.

Financing Strategy

LAC intends to evaluate a variety of strategic financing options, including the possibility of joint venture partners for the development of the revised “Phase 1” of the Thacker Pass Project.  The Company expects to begin a formal financing process in 2020.

Technical Information

Detailed scientific and technical information on the Thacker Pass Project can be found in the Thacker Pass TR that was filed with the securities regulatory authorities in each of the provinces of Canada on August 2, 2018. The Thacker Pass TR has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

A more detailed summary of the Thacker Pass Project and the Thacker Pass TR is set forth below under the heading “The Thacker Pass Project”.

The Cauchari-Olaroz Project

The scientific and technical information regarding the Cauchari-Olaroz Project is derived, in part, from the Cauchari TR. A copy of the Cauchari TR is available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The nearest port is Antofagasta (Chile), located 530 km to the west. Access is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. The midpoint between the Olaroz and Cauchari Salars is located on Highway 52, 55 km west of the Town of Susques. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely embarkation ports for the product. Access is possible through a gravel road (Route 70) which skirts the west side of the salars.  This road is approximately one km from the plant site.

LAC holds its interest in the Cauchari-Olaroz Project through a 50% interest in Minera Exar, with Ganfeng holding the other 50% interest. Minera Exar acquired title to the project through direct staking or entering into exploration and exploitation contracts with third party property owners. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The annual aggregate payment (canon rent) required by Minera Exar to maintain the claims is US$268,346.  Under Minera Exar’s usufruct agreement with Borax Argentina S.A., Minera Exar acquired Borax Argentina S.A.’s usufruct rights on properties in the area in exchange for annual royalty of US$200,000 plus annual canon rent property payments to Jujuy Province.  The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grants the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the Argentine Mining Code.

On March 28, 2016, Minera Exar entered into the Los Boros Option Agreement with Los Boros for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz Project. Under the terms of the Los Boros Option Agreement, Minera Exar paid US$100,000 upon signing and had a right to exercise the purchase option at any time within 30 months for the total consideration of US$12,000,000 to be paid in 60 quarterly instalments of US$200,000. The first installment was due upon occurrence of one of the following two conditions, whichever came first: (i) the third year of the purchase option exercise date; or (ii) the beginning of commercial exploitation with a minimum production of 20,000 tonnes of lithium carbonate. As a security for the transfer of title for the mining properties under the Los Boros Option Agreement, Los Boros granted to Minera Exar a mortgage for US$12,000,000.

On November 12, 2018, Minera Exar exercised the purchase option and the following payments and royalties were provided to Los Boros:

•	US$300,000 was paid on November 27, 2018 as a result of the commercial plant construction start date; and
•	a 3% net profit interest for 40 years, payable in Argentinean pesos, annually within 10 business days after each calendar year end.

Minera Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7,000,000 and the next 20 years for an additional payment of US$7,000,000.

In October 2012, Minera Exar entered into a letter of intent with JEMSE, an entity controlled by the Province of Jujuy, whereby JEMSE has a right, subject to certain conditions, to acquire an 8.5% equity interest in the Cauchari-Olaroz Project in consideration for US$1.00 and providing management services as required to develop the project. These management services include liaisons with the national customs authorities, with the governing bodies of the Province of Jujuy and the municipality of Susques, with the authorities of Argentina’s Central Bank to arrange for the import and export of currency, and the sourcing of local service providers and other providers for project-related matters. This right becomes operative once financing is secured to develop the project and a definitive agreement is reached. If the conditions are met and it exercises its right, JEMSE would be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds would be loaned to JEMSE by the shareholders of Minera Exar and would be repayable out of one-third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only be considered once all annual commitments related to the project’s debt have been met.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar has also agreed to support local communities through a number of infrastructure and education programs.

Bangchak and Ganfeng completed the Cauchari Financing Transactions in 2017, and the Company and Ganfeng completed the Ganfeng-SQM Transactions in 2018.  The Company and Ganfeng completed the Project Investment in 2019.

History

Historically, Rio Tinto has mined borates on the western side of Cauchari, at Yacimiento de Borato El Porvenir. Grupo Minero Los Boros S.A. mines a few thousand tpa of ulexite on the east side of the Olaroz Salar. No other mining activity (including lithium production) has been recorded at the properties comprising the Cauchari-Olaroz Project. LAC acquired mining and exploration permits across the Cauchari and Olaroz Salars during 2009 and 2010 and initiated lithium exploration activities over these claims during 2009.

In 2012, LAC completed the Initial Feasibility Study. In the Initial Feasibility Study, LAC reported that the Cauchari-Olaroz Project has Proven Mineral Reserves and Probable Mineral Reserves sufficient to operate at a production rate of up to 40,000 tpa of lithium carbonate and up to 80,000 tpa of potash for 40 years, which would include an initial five-year ramp-up period. The Initial Feasibility Study included a Measured Mineral Resource estimate of 3,039,000 tonnes of LCE and an Indicated Mineral Resource estimate of 8,713,000 tonnes of LCE.  In 2017, LAC filed the 25,000 tpa DFS, which included an update to the Mineral Reserve estimate for lithium.   The Mineral Reserve estimate for lithium consisted of 187,000 tonnes of Proven Mineral Reserves of LCE and 1,312,000 tonnes of Probable Mineral Reserves of LCE.  In the Initial Feasibility Study, LAC also reported a potassium Mineral Resource and Mineral Reserve. The Mineral Resource estimate provided in the Initial Feasibility Study was dated as at July 11, 2012, and were expressed relative to a lithium grade cut-off of ≥ 354 mg/L, which was identified as a brine processing constraint.  The Mineral Reserve estimate provided in the 25,000 tpa DFS had an effective date of March 5, 2017.

In April 2019, LAC provided an updated Mineral Resource estimate.  The Mineral Resource estimate maintained approximately the same total average lithium concentration of Measured and Indicated Mineral

Resources (585 mg/L vs. 581 mg/L) and an increase of 53% for total LCE Measured and Indicated Mineral Resources (11,752,000 tonnes of LCE).  In September 2019, LAC completed the Cauchari TR.

Geological Setting, Mineralization and Deposit Types

Geology

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of lower ordovician turbidites (shale and sandstone) intruded by late ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

The salars are in-filled with laminar deposits, dominated by the following five primary informal lithological units that have been identified in drill cores: (i) red silts with minor clay and sand; (ii) banded halite beds with clay, silt and minor sand; (iii) fine sands with minor silt and salt beds; (iv) massive halite and banded halite beds with minor sand; and (v) medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

Mineralization

The brines from Cauchari are saturated in sodium chloride with total dissolved solids on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include: potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in NaCl, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

Deposit Type

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the United States was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

Exploration

Other than drilling, the exploration programs conducted on the Cauchari-Olaroz Project area included the following:

•	Surface Brine Program – Brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.
•	Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences and siting borehole locations.
•	Gravity Survey – A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement.
•

TEM Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces around the salar perimeter. The TEM survey results indicate that the method can be used to determine resistivity contrasts within the salar.

•	Air Lift Testing Program – Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.
•

VES Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces, and extensive fresh water occurrences. The VES results enabled the differential of the five zones on the Archibarca Fan and salar perimeter locations. The VES results are also useful for general delineation of the fresh water/brine interface on the salar boundary.

•

Surface Water Sampling Program – An ongoing program was conducted to monitor the flow and chemistry of surface water entering the salars. Data acquired from this program supported the water balance calibration and numerical groundwater modelling.

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Pumping Test Program – Pumping wells were installed at eleven locations to estimate aquifer parameters related to brine recovery.  One of the locations was used to estimate the capacity of fresh water supply.  Some tests were carried out using multiple wells on the same platform in order to estimate three-dimensional aquifer parameters.

•

Boundary Investigation – A test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.

Drilling

RC Borehole Drilling

In September 2009 and August 2010, LAC conducted dual tube RC drilling to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional quality control samples). The sampled brines had a relatively low Mg/Li ratio, indicating that the brines would be amenable to a conventional lithium recovery process.

DD Borehole Program

Diamond drilling at the Cauchari-Olaroz Project was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes, some of which were completed as observation wells for future brine sampling and monitoring, and collection of 127 field brine samples (and additional quality control samples).

A drilling and sampling program from 2017 to 2019 included a total of 49 boreholes and 9,703 meters of core recovered.  In 2019, 58 additional samples were sent for RBRC testing at Daniel B. Stephens & Associates, Inc. (samples from DD19D-001 and DD19D-PE09; this program also included a total of 1,006 samples sent to the laboratory for brine characterization, included QA/QC samples).

The above exploration initiatives and the drill programs were used to support the updated Mineral Resource and Mineral Reserve estimates at the Cauchari-Olaroz Project and aided in identifying the future production wells for the brine extraction wellfield.

Sampling, Analysis and Data Verification

Sampling Method

Drilling was subject to daily scrutiny and coordination by Minera Exar geologists. On the drill site, the full drill core boxes were collected daily and brought to the core storage warehouse where the core was laid out, measured and logged for geotechnical and geological data and photographed.

Core boxes were placed on core racks and covered with a black PVC sheet to protect the integrity of the core and stored outside.  RBRC values were not measured during the 2017-2018 drilling, but 33 drill samples were tested for RBRC during the 2019 drilling campaign and the results were in line with other RBRC sampling.  The core was well logged to include the lithological data required for the Mineral Resource estimate.

During RC drilling, Minera Exar personnel recorded the time it took to advance one meter and sampled the cutting by placing them in a rock chip tray and brought back to field office for logging.  Samples were not taken during RC drilling for chemical analysis.  During diamond drilling, PQ or HQ diameter cores were collected through a triple tube sampler. The cores were taken directly from the triple tube and placed in wooden core boxes for geologic logging, sample collection, and storage. Undisturbed samples were shipped to D.B. Stephens & Associates Laboratory in the United States for analysis of geotechnical parameters. Brine samples were further analyzed in the field laboratory for confirmation of field parameters.  After analysis of field and filed laboratory parameters, brine samples were split into three, 250 ml, clean, plastic sample bottles. Two samples were mixed to form one sample, one for density and one for geochemistry, which was shipped to ASA in Jujuy or sent to the onsite Minera Exar laboratory.

Security

Samples were taken daily from the drill sites and stored at the on-site facility. All brine samples were stored inside a locked office, and all drill cores were stored inside the core storage area on-site. Brine samples were taken by Minera Exar staff to the on-site laboratory or transported to Jujuy in a company truck. Solid samples were periodically driven to Jujuy which is approximately three hours from the site. In Jujuy, solid samples were delivered to a courier for immediate shipment to the appropriate analytical laboratory.

Assaying and analytical procedure

Brine samples were analyzed by ASA, a laboratory independent from the Company, and the internal Minera Exar laboratory.  ASA used ICP as the analytical technique for the primary constituents of interest, including: sodium, potassium, lithium, calcium, magnesium and boron.  Samples were diluted by 100:1 before analysis.  Density was measured via pycnometer and sulphates were measured using the gravimetric method. The argentometric method was used for assaying chloride and volumetric analysis was used for carbonates. In the internal Minera Exar laboratory, a 20 g sample was taken from the 250 ml bottle.  The sample was entered into the laboratory database.  Sulphates were measured using the gravimetric method and volumetric analysis was used for calcium, magnesium and chloride.  Brine samples were diluted before being passed through the AA spectrometer, which analyzes lithium, sodium and potassium.

QA/QC

QA/QC protocol included the insertion of QC samples in every batch of samples.  QC samples included one standard, one blank and one field duplicate.  Check assaying was also conducted on the samples at a frequency of approximately 5%.  A total of 4,356 samples, including QC samples, were submitted during Minera Exar’s brine sampling program at the Cauchari-Olaroz Project.  A total of 164 samples were also submitted to an external laboratory for check assaying.

Data verification

The QP’s responsible for the preparation of the Cauchari TR, conducted the following forms of data verification: visits to the Cauchari-Olaroz Project site and Minera Exar corporate office; visits to several drill hole locations and observation of several active pumps; taking of 27 brine samples from 13 wells; taking five duplicate samples from the sample storage tent; collection of four standard samples for analysis; review of Minera Exar sampling procedures; inspection of the 2017-2019 Cauchari-Olaroz Project database; inspection of digital laboratory certificates for the Minera Exar brine dataset and Cauchari-Olaroz Project database; observation of the sample storage facility and security systems and considered appropriate; and conducted tours of the Minera Exar analytical lab and the Minera Exar grain size analysis. A QP also conducted interviews with Minera Exar employees who were present during the drilling and pump testing of the new wells.  Digital copies of the lab certificates were obtained directly from Alex Stewart and compared to the Minera Exar database.  The QP’s concluded that the field sampling of brines from the pumping tests is being done to industry standards.  The quality control data based upon the insertion of standards, field blanks and field duplicates indicate that the analytical data is accurate, and the samples being analyzed are representative of the brine within the aquifer.

Mineral Processing and Metallurgical Testing

Minera Exar implemented the feasibility study included in the Cauchari TR based on new test work and the Initial Feasibility Study in 2012.  Test work included the following:

•

Evaporating testing that demonstrated that it is possible and cost effective to obtain a concentrated brine through an evaporation process by treating the brine with CaO limiting process alone to control Mg levels while reducing SO4 and boron levels.

•

Evaporation pan testing that validated the composition of the brine exposed to the Cauchari-Olaroz Project site seasonal environmental conditions; obtained concentrated brine for additional pilot and bench scale testing; and obtained precipitated salts to determine the entrainment of brine in the salt during the different salt regimes precipitated during concentration.

•

Pilot pond testing that validated the continuous operation of evaporation ponds; provided data for all seasonal environmental effects (wind, temperature, rain, etc.); provided concentrated brine for the purification pilot plant; development the operating philosophy of the ponds and lime system; and trained the staff (engineers and operators) who will work in the commercial operation.

•	2017 evaporation testing that assisted in defining the relation of brine evaporation to water evaporation.
•

Lime ratio, sedimentation and flocculent performance testing with locally-sourced CaO was completed in order to determine the required excess CaO (the limiting operation) and residence time at an intermediate location in the ponds to reduce Mg, Ca, SO4 and boron in the brine entering the purification and carbonation plant.

•

Solvent extraction bench tests that determined the most effective organic reagents for the extraction of boron from the brine; the pH effect on the extraction of boron; the extraction for extraction and re-extraction required in the Cauchari-Olaroz Project; the extraction and re-extraction kinetics in the system; the phase separation rate at two temperatures previously defined; and the required number of extraction and re-extraction stages.

•

Carbonate tests that included the removal of remaining Mg and NaOH solution; removal of remaining Ca using a solution of Na2CO3; and carbonation reaction of Li using Na2CO3 solution to precipitate lithium carbonate.

•

Pilot purification testing with the objective to test the continuous process developed for bench testing; and validate and obtain parameters and design criteria for the development of the industrial plant engineering.

Mineral Resource and Reserve Estimates

A Mineral Resource and Mineral Reserve estimate for the Cauchari-Olaroz Project is summarized in the tables below. Both Mineral Resources and Mineral Reserves are reported on a 100% project equity basis.

Mineral Resources

The Mineral Resource Estimate updated in the Mineral Resource Update 2019 incorporated a Mineral Resource evaluation area extending north to include the Minera Exar property areas, as well as deeper in the brine mineral deposit, with 2017 and 2018 exploration results meeting the criteria of Mineral Resource classification for Mineral Resource estimation.  Overall, it incorporated information consisting of the following: 1) the prior Mineral Resource estimate from the Initial Feasibility Study in 2012 for lithium and associated database; and 2) the expanded Project database compiled from results of 2017 through 2018 exploration drilling and sampling campaigns and additional sampling in early 2019 as part of data verification.

Since the effective date of the Mineral Resource estimate in the Mineral Resource Update 2019, the results of deeper drilling and sampling has allowed for partial conversion of the Inferred Resource aquifer volume in the updated hydrostratigraphic unit (“HSU”) model to Measured and Indicated Resource aquifer volume of the deeper HSUs.  This conversion of aquifer volume to more confident Mineral Resource estimate categories provided the support for simulated wells in the Mineral Reserve estimate numerical model to be completed in the deeper and more permeable lower sand and basal sand HSUs in the southeast part of the model domain.  This resulted in the Mineral Resource estimate included in the Cauchari TR with an effective date of May 7, 2019.

The Mineral Resource estimate below is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume.  The Mineral Resource estimate is computed as the overall product of the Mineral Resource evaluation area and aquifer thickness resulting in an aquifer volume, lithium concentration dissolved in the brine and specific yield of the Mineral Resource aquifer volume.  This framework is based on an expanded and updated hydrostratigraphic model incorporating bulk aquifer volume lithologies and specific yield estimates for block modeling of the Mineral Resource estimate.  Radial basis function was performed as the main lithium distribution methodology using variogram modeling techniques; the interpolation method was verified with ordinary kriging.  The Mineral Resource block model was validated by means of visual inspection, checks of composite versus model statistics and swath plots.  No areas of significant bias were noted.

Summary of Updated Mineral Resource Estimate for Lithium
Category	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium (tonnes)
Measured	1.07+10	1.13E+09	591	667,800
Indicated	4.66E+10	5.17E+09	592	3,061,900

Measured & Indicated	5.73E+10	6.30E+09	592	3,729,700
Inferred	1.33E+10	1.50E+09	592	887,300

Notes:

(1) The Mineral Resource estimate has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

(3) Calculated brine volumes only include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.

(4) The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).

(5) Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Summary of Updated Mineral Resource Estimate for Lithium Represented as LCE
Classification	LCE (tonnes)
Measured Resources	3,554,700
Indicated Mineral Resources	16,298,000
Measured & Indicated Resources	19,852,700
Inferred Mineral Resources	4,722,700

Notes:

(1) LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium reported in the above “Summary of Updated Mineral Resource Estimate for Lithium” table.  The Mineral Resource estimate represented as LCE has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

(3) Volumes include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.

(4) The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).

(5) Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Mineral Reserve

The updated Mineral Reserve estimate for lithium incorporates the updated Mineral Resource estimate and additional drilling and testing through an effective date of May 7, 2019.  To obtain the updated Mineral Reserve estimate, the previous hydrostratigraphic and numerical models and the expanded database were analyzed and updated by Montgomery & Associates. Once formulated and calibrated, the updated numerical model used a simulated production wellfield to project extraction from the brine aquifer and verify the feasibility of producing sufficient brine for processing a minimum target of 40,000 tpa of lithium carbonate for a 40-year operational period.  After verifying the capability of the simulated wellfield to produce sufficient brine for the minimum 40,000 tpa lithium carbonate process target, the model was then used to predict a maximum production rate for assessment of total Mineral Reserve estimate for a 40-year production and process period of lithium carbonate.

The Proven and Probable Mineral Reserve estimate is summarized without factoring estimated process efficiency (pre-processing).  The Measured and Indicated Mineral Resources correspond to the total amount of lithium enriched brine estimated to be available within the aquifer while the Proven and Probable Mineral Reserves represent a portion of the Mineral Resource estimate that can extracted under the proposed pumping schedule and wellfield configuration.  Therefore, the Mineral Reserve estimation is not “in addition” to the Mineral Resource estimate, and instead, it simply represents a portion of the total Mineral Resource that is extracted during the life of mine plan.  A cut-off value was not employed in the Mineral Reserve estimate because the average calculated lithium concentration after 40 years of simulated mine life was significantly above the processing constraint.

Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)
Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	0 through 5	156,875,201	616	96,650	514,450
Probable	6 to 40	967,767,934	606	586,270	3,120,590

Total	40	1,124,643,135	607	682,920	3,635,040

Notes:

(1) The Mineral Reserve estimate has an effective date of May 7, 2019.

(2) LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium metal.

(3) The conversion of LCE is direct and does not account for estimated processing efficiency.

(4) The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.

(5) The “Production Period” is inclusive of the start of the model simulation (Year 0).

(6) The “Average Lithium Concentration” is weighed by per well simulated extraction rates.

(7) Tonnage is rounded to the nearest 10.

(8) Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

The QP’s believe the Mineral Reserve estimate has been conservatively modeled and represents a Proven Mineral Reserve for year one through five of full-scale extraction wellfield pumping and Probable Reserve for years six through 40 of extraction wellfield pumping.  The division between Proven and Probably Mineral Reserves is based on: 1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence yet along enough to enable significant production; and 2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable to Proven Mineral Reserves.

Overview of Mining and Production Operations

The Cauchari TR adopts a process for converting brine to high-purity lithium carbonate that follows industry standards: pumping brine from the salar, concentrating the brine through evaporation ponds and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate.

Mineral Extraction

It is contemplated that brine will be extracted from 56 production wells situated across the Mineral Reserve area. The wells comprising the brine extraction wellfield are spatially distributed in the Mineral Resource evaluation area of the Cauchari-Olaroz Project to optimize well performance and capture of brine enriched in lithium.  Production was initiated in year one of the pumping schedule representing 23 Stage 1 wells.  In years two through 40, 33 wells are added to the pumping schedule for duration of the life of mine plan.  During the “Stage 2” pumping period, the average nominal pumping rate per well is 16 L/s capacity, providing approximately 903 L/s of lithium enriched brine from the aquifer to the evaporation ponds.

The pond system consists of 28 evaporation ponds segregated into the following types: (i) 16 pre-concentration ponds; (ii) six ponds used as halite ponds; (iii) two ponds used as sylvinite ponds; (iv) two ponds used for control; and (v) two ponds used for lithium ponds.

An average evaporation rate of 6.05 mm per day (2,157 mm/year) was used as criterion to design the pond system.  This rate corresponds to measured evaporation rates observed at the site where the ponds will be located.  Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 ha when including consideration for harvesting of salt deposited in the ponds.  The ponds are lined with a multi-layer liner consisting of polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work. Brine will be transferred between the successive evaporation ponds using self-priming pumps.

Along with lithium, the pumped brine is projected to contain significant quantities of potassium magnesium, sulfate and boron. These constituents will be removed from the brine during the extraction and evaporation process to enable effective retrieval of the lithium.

Processing and Recovery Operations

Minera Exar and its consultants subjected the brine chemistry of the deposits to a process simulation, using physicochemical properties estimation methods and process simulation techniques for phase equilibrium of solids in electrolytes (brine), specially prepared for this project. This work has been supported by the results of laboratory evaporation test work and test work at both the pilot plant and the pilot ponds.

The process route simulated for the production of lithium carbonate from Cauchari brines is outlined in a flowsheet in the Cauchari TR. Primary process inputs include evaporated brine, water, lime, soda ash, HCl, NaOH, steam, and natural gas. The evaporation ponds produce salt tailings composed of Na, Mg, Ca, K and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce a lithium carbonate precipitate, that is dried, compacted/micronized and packaged for shipping.

The Company estimates that the required brine production rate should be achieved with 46 brine wells.  An additional seven wells are planned for back up purposes.  It is estimated that an additional one well per year of operation will be drilled throughout the 40-year operation to maintain brine productivity.

At start-up, 40 production wells will be in operation, with an estimated average nominal capacity of 16.3 L/s, that will provide up to 652 L/s of brine to the ponds.  Additionally, 13 wells will be completed during the first five years to have the operation fed by 53 wells.  This flow rate assumes a yield of 53.7% on the whole lithium carbonate process.

The wells will be screened across the most productive lithium and sealed against fresh water aquifers.

Operating criteria for the lithium carbonate plant is presented in the table below:

Lithium Carbonate Plant Operating Criteria
Description	Unit	Value
Lithium carbonate production	tpa	40,000
Annual operation days	days	292
Annual operation hours	hours	7,008
Availability	%	80
Utilization (22 hours/day)%		97.2
Plant Overall Efficiency	%	53.7

Infrastructure, Permitting and Compliance Activities

Site Infrastructure and Support Systems

Natural gas will be obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the project site. This pipeline is expected to be capable of supplying natural gas at capacities that are sufficient for a 40,000 tpa lithium carbonate facility.

Electricity will be provided by a new 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Cauchari-Olaroz Project. The interconnection will require construction of a sub-station with a voltage transformer (345/138 kV) and associated switchgear. Another substation at the Cauchari-Olaroz Project site will consist of a voltage transformer (33/23 kV) and electrical room with associated switchgear and auxiliary equipment for a 23 kV local distribution system.

The 13.2 kV local electrical distribution system will provide power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells and evaporation ponds. In general, all distribution is aerial unless there are major restrictions, in which case underground distribution is adopted. The estimated load for the Cauchari-Olaroz Project is approximately 123,461 MWh/y or 16.4 MW/h, which includes a design safety factor of 1.2. A stand-by dual diesel/gas generating station, located close to the main substation, will power selected equipment during grid outages.

The construction and permanent camps will be located approximately 8,000 m south of National Highway 52. The permanent camp is a full habitation and administrative complex to support all workforce activities, with a capacity for 360 people. The permanent camp covers a footprint of 8,500 m2 of buildings and 35,700 m2 of external facilities.

Minera Exar will need to allocate land to host waste salt deposits, which are expected to reach up to 15 m in height and cover 740 ha over a 40 year mine life. These deposits are inert, with sodium chloride and sulphate making up approximately 87% of the material, and do not introduce foreign compounds to the environment. Minera Exar will also need to establish an evaporation pond for the plant’s industrial liquid waste, and a 50 ha area is allocated for this purpose.

The Cauchari TR also includes a description of additional infrastructure to address other essential support facilities, including fuel storage, security, access roads and water supply.

Mining and Environmental Permits

Argentina has a provincial system to manage natural resources. Therefore, the Province of Jujuy has the responsibility of providing social and environmental permits, through the Mining and Energy Resource Directorate under the Mining and Hydrocarbons Secretariat. Other entities involved in the permitting process are Jujuy’s Provincial Directorate of Water Resources, the Environmental Ministry, which has supervisory authority for environmental and natural resources and the Secretariat of Tourism and Culture, which regulates operating permits in areas of potential archaeological and paleontological interest. The Cauchari-Olaroz Salar is a Protected Area for Multiple Use (Law No. 3820/81), which allows mining activities, but has a specifically designed control system that aims to protect the local vicuña population.

Minera Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline. This evaluation was performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for Exploitation was originally presented in connection with the mine plan under the Initial Feasibility Study, and was later modified to accommodate the current mine plan.

A further update to the Environmental Impacts Report for Exploitation for the Cauchari-Olaroz Project was submitted in September 2019 and is in the process of approval by the relevant provincial regulatory authority. This new document includes the new environmental studies carried out and information collected during the last two years as well as taking account of the new Cauchari-Olaroz Project layout (relocation of the process plant, camp, industrial solid waste deposits and industrial liquid waste pools, relocation of control ponds C1 and C2, and lithium pools L1 and L2. The relocation of the dumps for harvested salts was partially authorized by the Directorate of Mining (Rs. 003/2019), since the approval for the disposal of salts on the salt crust was the subject of a resolution by the Unidad Ambiental de Gestión Minera Provincial (UGAMP), with the approval hearing to be held during the IIA 2019 Exploitation (currently in the process of approval). The increase of the production capacity from a previously conceived 25,000 tpa (Stage 1) and 50,000 tpa (Stage 2) to a 40,000 tpa (expanded Stage 1) project is also in the IIA 2019 Exploitation approval process.

The Provincial Mining and Energy Resource Directorate, under the Mining and Hydrocarbons Secretariat, approved Minera Exar’s EIR for the exploration work on the Cauchari-Olaroz Project (Resolution No. 25/09 on August 26, 2009). Subsequent updates have been made to accurately reflect the ongoing exploration program (some are awaiting approval).

Minera Exar has developed a plan that promotes social and economic development within a sustainable framework.  Minera Exar began work on the Communities Relations Program with Department of Susques in the Province of Jujuy in 2009.  This plan was created to integrate local communities into the Cauchari-Olaroz Project by implementing programs aimed at generating positive impacts on these communities.

Operating Costs

The operating cost estimate (±15% expected accuracy) for the Cauchari-Olaroz Project is estimated at US$3,576 per tonne of lithium carbonate. This estimate is based upon vendor quotations for main costs such as reagents, fuel (diesel and natural gas), electricity, maintenance, halite harvesting, transport, and catering and camp services. Reagents consumption rates were determined by pilot plant and laboratory work, as well as detailed process mass and energy balances. Energy consumption was determined on the basis of the specific equipment considered in each sector of the facilities and their utilization rate. Labour requirements are based on Minera Exar’s management’s industry expertise. Labour costs have been estimated using the results of a salary survey, carried out on behalf of Minera Exar in Argentina, on mining companies with similar conditions. Consumables costs were estimated on the basis of quotes obtained from potential suppliers.

The exchange rate between the Argentine peso and the US dollar has been assumed as AR$45/US$; no provision for currency escalation has been included.

Operating Costs Summary
Description	Total (000 US$/Year)	Lithium Carbonate (US$/Tonne)	Allocation of Total OPEX (%)
Direct Costs
Reagents	72,600	1,815	50.8
Maintenance	12,080	302	8.4
Electric Power	8,880	222	6.2
Pond Harvesting & Tailing Management	14,760	369	10.3
Water Treatment System	1,640	41	1.1
Natural Gas	5,800	145	4.1
Manpower	11,320	283	7.9
Catering, Security & Third Party Services	2,156	54	1.5
Consumables	2,120	53	1.5
Diesel	680	17	0.5
Bus-In / Bus-Out Transportation	324	8.09	0.2
Product Transportation	5,080	127	3.6
Direct Costs Subtotal	137,440	3,435	96.1

Indirect Costs
G&A	5,640	141	3.9
Indirect Costs Subtotal	5,640	141	3.9

Total Operating Costs	143,080	3,576	100

Capital Costs

Capital expenditures are based on a project operating capacity of 40,000 tpa of lithium carbonate.  Since the Cauchari-Olaroz Project is in construction, capital equipment costs have been determined based on over 100 Class 1 and Class 2 purchase orders, contracts awarded, quotes and firm proposals for equipment items and construction services for the current project capacity; in addition, an in-house database maintained by an engineering consultancy was used for minor items.  Minera Exar and its consultants have verified the validity of these estimated capital expenditures.

The estimates are expressed in current US dollars on a 100% project equity basis. LAC currently will need to contribute or secure 50% of these costs, matching its current shareholding in Minera Exar.  This will be reduced to 49% on closing of the 2020 Cauchari Transaction.  No provision has been included to offset future cost escalation since expenses, as well as revenue, are expressed in constant dollars.

Sustaining capital expenditures are estimated to total US$270.5 million over the 40-year evaluation period of the Cauchari-Olaroz Project.

Capital costs include direct and indirect costs for:

•	Brine production wells;
•	Evaporation and concentration ponds;
•	Lithium carbonate plant;
•	General site areas, such as electric, gas and water distribution;
•	Stand-by power plant, roads, offices, laboratory and camp and other items;
•	Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
•	Contingencies, salaries, construction equipment mobilization and other expenses.

The capital investment for the 40,000 tpa lithium carbonate project, including equipment, materials, indirect costs and contingencies during the construction period is estimated to be US$564.7 million. This total excludes interest expense that might be capitalized during the same period.  Disbursements of these expenditures started in 2017 as part of the 25,000 tpa lithium carbonate mine plan.

The following items were not included in the estimate:

•	Legal costs;
•	Special incentives and allowances;
•	Mineral license costs;
•	Escalation; and
•	Start-up costs beyond those specifically included.

The exchange rate between the Argentine peso and the US dollar has been assumed as AR$45/US$; no provision for currency escalation has been included.

These capital expenditures are summarized in the table below:

Capital Costs Summary
Item	US$ M
Direct Cost
Salar Development	52.7
Evaporation Ponds	148.8
Lithium Carbonate Plant and Aux.	162.0
Reagents	18.4
On-Site Infrastructure	60.7
Off-Site Services	15.9
Total Direct Cost	458.5
Indirect Cost
Total Indirect Cost	67.0
Total Direct and Indirect Cost	525.5
Contingencies (7.4%)	39.1

Total Capital	564.7
Expended (as of June 30, 2019)	105.3
Estimate to complete	459.4

Project Economics

This economic analysis is prepared considering that construction for the project commenced in 2018 and significant funds have been spent since then. All capital expenditures prior to June 30, 2019 are considered sunk and are not included in the capital expenses in the economic model. The model only includes capital expenditures that need to be spent from June 30, 2019 onwards to bring the project to production.

The following criteria have been used to develop the economic model:

•	Engineering and construction period is estimated at two years, while the life of mine is estimated to be 40 years;
•	Pricing assumptions were obtained from a market study, supported by the off-take entitlements arising in favour of Ganfeng and Bangchak;
•

Production of lithium carbonate is estimated at 40,000 tpa, commencing in the third year of operations assuming a ramp up production rate of 17,500 tpa for the first year of operations and 36,000 tpa for the second year of operations;

•	For project evaluation purposes, it has been assumed that 100% of capital expenditures, including pre-production expenses and working capital are financed with owners’ equity;
•

Brine composition may be suitable for extraction and commercial production of other salts or other chemical compounds such as Boric Acid (H3BO3), potassium, etc.  These options were not included in the Cauchari TR;

•	The economic evaluation was carried out on a constant money basis so there is no provision for escalation or inflation on costs or revenue;
•	The exchange rate assumed is AR $45.0/US$; and
•

The base-case assessment was carried out on a 100%-equity basis. Apart from the base case discount rate of 8.0%, two (2) variants of 6.0% and 10.0% were used to determine the NPV of the Cauchari-Olaroz Project. These discount rates represent possible costs of equity capital.

In addition to capital and operating cost expenses as set forth above, project economics are based on additional expenses and cash flow items including: Argentinean transaction tax, Jujuy and private royalties, licenses and permits, export refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses amortization and remediation allowances.

Production schedule

The production model outlines lithium carbonate production totalling 1,571,250 tonnes over the 40 year project term. Overall efficiency of brine processing to produce lithium carbonate is reported to be 57%. To account for processing efficiency, the net amount of lithium carbonate produced was computed by multiplying the LCE extracted from the well field by 53.7%. The resulting values from each production well were then summed for each production year to determine the predicted annual lithium carbonate production. During the entire 40-year simulated production period the cumulative lithium carbonate, after accounting for processing efficiency, is projected to average 48,800 tpa.

In the production model, it is assumed that in year one revenue will be US$122,000,000, with revenue growing to US$360,000,000 in year two and US$480,000,000 in each year thereafter until the end of the 40-year production period, in reliance on the base case assumptions.  The production model assumes a lithium carbonate price of US$12,000/tonne.

NPV and IRR

After tax NPV in reliance on base case assumptions and a 10% discount rate amounts to US$953,000,000, while IRR is 27.0%. Set forth below is a table that illustrates sensitivity of project economics based on lithium carbonate pricing and discount rates.  The below is presented on a 100% project equity basis and measured from the end of the capital investment period.  On closing of the 2020 Cauchari Transaction, LAC will own 49% of the Cauchari-Olaroz Project.

After-Tax NPV and IRR Sensitivity Analysis
Discount Rate (%)	Low Case NPV US$10,000/t Li2CO3 (US$ millions)	Base Case NPV US$12,000/t Li2CO3 (US$ millions)	High Case NPV US$14,000/t Li2CO3 (US$ millions)
6	1,803	2,446	3,075
8	1,297	1,781	2,252
10	953	1,330	1,693
IRR (%)	27.0	32.0	35.0

Cash Flow and Earnings

Net cash flow is negative in the first two years of operation, but thereafter increases sharply to approximately US$61,907,000 after taxes in year four. Thereafter, net cash flow (undiscounted) after taxes amounts to approximately US$212,000,000 in reliance on the base case assumptions.

The estimated pay-back period is two years and ten months on both a before-tax and on an after-tax basis in reliance on base case assumptions.

Set forth below is a sensitivity analysis of EBITDA over the life of the project based on lithium carbonate pricing, and otherwise in reliance on base case assumptions.

EBITDA Sensitivity Analysis
Li2CO3 Price (US$ 000’s)	Average Annual EBITDA(1) (US$ millions)
10	235
12	307
14	379

Note:

(1)

EBITDA, earnings before interest, taxes, depreciation and amortization, is a non-IFRS financial measure which is used in the Cauchari TR to indicate the impact that changes in lithium carbonate prices would have on the cash flow of the Cauchari-Olaroz Project based on certain assumptions. The Cauchari TR does not present a corresponding sensitivity analysis based on an IFRS measure, or identify the amounts of the adjustments that would have to be made to EBITDA to reconcile it to an IFRS measure. Accordingly, a reconciliation of EBITDA to the most closely comparable IFRS measure is not available without unreasonable efforts. The future IFRS financial results for the Cauchari-Olaroz Project may vary significantly from the EBITDA amounts presented in this sensitivity analysis.

Exploration and Development

A more detailed summary of the current status of the Cauchari-Olaroz Project is set forth above under the heading “Description of the Business – Cauchari-Olaroz Project”.

The Thacker Pass Project

The bulk of the scientific and technical information regarding the Thacker Pass Project is derived from the Thacker Pass TR.  A copy of the Thacker Pass TR is available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The Thacker Pass Project (which refers to the mineral claims that were formerly referred to as “Stage 1” of the Lithium Nevada project) comprises an area of approximately 3,367 ha within Humboldt County, Nevada, that is approximately 100 km north-northwest of Winnemucca, 33 km west-northwest of Orovada, Nevada and 33 km due south of the Oregon border.  The area is sparsely populated and used primarily for ranching and farming.  The Thacker Pass Project is situated at the southern end of the 16.3 million-year-old McDermitt Caldera. LAC holds the claims indirectly through Lithium Nevada Corp., a wholly owned subsidiary of LAC.  In 2018, the Company reorganized its project holdings and designated the claims hosting “Stage 1” of the Lithium Nevada Project as a standalone project named the Thacker Pass Project, which excludes the mining claims in the Montana Mountains.

In connection with the Royalty Purchase Agreement, as amended by the Royalty Amending Agreement, Orion holds a gross revenue royalty on the Thacker Pass Project, which entitles Orion to receive 8% gross of revenue until royalty payments equal to the aggregate purchase price of US$22 million have been paid, after which time the royalty will decrease to 4.0% on all minerals mined, produced or otherwise recovered, subject to the Company’s right to reduce the royalty rate to 1.75% at anytime on payment to Orion of US$22 million.

The Company holds all necessary federal and state permits and approvals to conduct mineral exploration activities (exclusive of mineral exploitation activities) within active target areas of the Thacker Pass Project site.

On January 21, 2020 the BLM published the NOI on the federal register to prepare an EIS for the Thacker Pass Project. The NOI formally commences the NEPA EIS preparation and public engagement process by the U.S. Department of the Interior BLM.

The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.  The 12-month NEPA period is scheduled to include the BLM’s ROD, representing the BLM’s final decision on Lithium Nevada’s application for an approved Plan of Operations.  In October 2019, the BLM engaged ICF, an experienced NEPA consultant, to prepare the EIS.  The BLM, Lithium Nevada and ICF have entered into Memorandums of Understanding that define the timeline and support the overall management of the EIS-development process.

The publication of the NOI on January 21, 2020, follows the final Plan of Operations which was accepted by the BLM in September 2019. The Plan of Operations includes production of battery-grade lithium hydroxide and battery-grade lithium carbonate, lithium metal (up to 60,000 tpa of LCE), and battery manufacturing. The Company is targeting a revised “Phase 1” production capacity of approximately 20,000 tpa of battery-quality lithium hydroxide, in addition to approximately 2,000 tpa of battery-quality lithium carbonate. The Company anticipates timing of key permitting milestones to align with beginning of construction in early 2021.

The Company’s engagement with government, the Fort McDermitt Tribe and local stakeholders is planned to continue over the next year in anticipation of the ROD being issued by early 2021. The ROD will include the agency’s decision, alternatives considered and the plans for mitigation and monitoring, if required.

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $316,000 for the Thacker Pass project as at December 31, 2019. The Company’s $1,008,000 reclamation bond payable to the BLM was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150,000 restricted cash.

Summary of Mineral Title Regime

The underlying title to the Thacker Pass Project is held through a series of claims. LAC holds its interests in the claims indirectly through Lithium Nevada. A claim provides the holder with the rights to all locatable minerals on the relevant property, which includes lithium; however, this interest remains subject to the paramount title of the United States federal government who maintains fee simple title on the land.

The holder of a claim maintains an entitlement to the claim, provided it meets the obligations for claims as required by the Mining Act.  At this time, the principal obligation imposed on the holders of claims is to pay an annual fee, which represents payment in lieu of assessment work required under the Mining Act. The annual fee of US$155.00 per claim is payable to the BLM in addition to a fee of US$10.50 per claim paid to the county recorder of the relevant county in Nevada where the claim is located.

A claim does not, on its own, give the holder the right to extract and sell locatable minerals, as there are numerous other regulatory approvals and permits required as part of this process. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals. The Mining Act also does not explicitly authorize the owner of a claim to sell minerals that are leasable under the Leasing Act.  The BLM is vested with discretion in the management of the right to sell minerals governed by the Leasing Act, particularly where they represent a potential by-product to an economically viable mineral deposit governed by the Mining Act. Currently, the only mineral contemplated for mining and processing is lithium.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Thacker Pass Project is via a paved highway running approximately 70 km north from Winnemucca to Orovada and then west-northwest for 33 km on a paved highway to the Thacker Pass project site entrance. On-site access is via numerous gravel and dirt roads.  These roads are all season and in generally good repair, but may be closed for short periods due to extreme weather in the winter. The nearest railroad access is in Winnemucca.

Northern Nevada has a high desert climate with cold winters (average minimum -3°C in January) and hot summers (up to 35-40°C). Snow can occur from October to May, although it often melts quickly. Nearby mining operations operate continuously throughout the winter. Elevation at the project site is approximately 1,500 m above sea level. Vegetation consists of low-lying sagebrush and grasslands.

Due to the long-established mining industry in the Winnemucca area, local resources include all of the facilities and services required for large-scale mining. There are several gold and copper mines in the area, which rely on the experienced work force and support for mining operations. Most of the workers for any future mining operations are expected to be sourced from Winnemucca’s population.

In accordance with the Thacker Pass TR, there is sufficient space within the project area to accommodate a proposed processing plant and mine support facilities, overburden placement site, tailings storage facility, water diversions and containments. There is currently a 115 kV transmission line that passes through the project area. The project plan in the Thacker Pass TR includes the potential construction of a large waste heat power facility with a capacity expected to exceed the project’s electricity requirements.

The Company has existing water rights within the Quinn River Valley. In 2018, the Company obtained an option on additional water rights expected to be sufficient for Phase 1 of the operations and a portion of Phase 2 (as defined in the Thacker Pass TR).  These water rights are subject to a defined regulatory process to change both the point of diversion and the manner of use (from irrigation to mining and milling) prior to their use for production.  There is no guarantee the proposed changes to these water rights will be approved by the regulatory agency.  Additional water rights, if required, may be obtained through land acquisition (with appurtenant water rights) and/or outright water rights purchases in Quinn Valley.

A test well was drilled in 2017 and indicated sufficient flow rates for the process water requirements. A production well with a flow capacity in excess of process water requirements for Phase 1 production was constructed adjacent to the test well in 2018.

An independent groundwater study was completed by Schlumberger Water Services in 2012 and updated by Piteau Associates Ltd. in 2019.

History

The claims constituting the lithium project were previously held by Chevron, which began exploration for uranium in the McDermitt caldera area in 1975. Early in Chevron’s program the USGS alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Chevron added lithium to its assays in 1978 and 1979, began a clay analysis program and obtained samples for engineering work. Results confirmed the lithium concentrations contained in clays. From 1980 to 1987, Chevron completed a drill program that focused on lithium targets and conducted extensive metallurgical testing of the hectorite deposits to determine amenability of the deposits to extraction of lithium. In 1985, Chevron undertook a resource estimate for a 0.25% lithium cut-off, however, the estimate was not prepared in accordance with NI 43-101.

Chevron leased many of the claims that comprise the lithium project to J.M. Huber Corporation in 1986. In 1991, Chevron sold its interest in the claims to Cyprus Gold Exploration Corporation. In 1992, J.M. Huber Corporation terminated the lease and it appears that Cyprus Gold Exploration Corporation allowed the claims to lapse and provided much of the exploration data to Jim LaBret, one of the claim owners from which they had leased claims.

WEDC leased Mr. LaBret’s claims in 2005, at which time he provided WEDC access to the Chevron data and to core and other samples that were available.  On December 20, 2007, the Company entered into a lease with WEDC. Commencing in 2007, the Company conducted an exploration drill program focused in the southern portion of the caldera. The Company completed an initial Mineral Resource estimate on the property, followed by completion of a preliminary assessment on the project that was disclosed in January 2010.

On March 11, 2011, the Company acquired title to the royalties and titles constituting substantially all of the then-named Kings Valley claims, pursuant to a purchase and sale agreement with WEDC.

On December 14, 2011, the Company announced the results of the 2012 PFS for the mining of the then-named “Stage 1 Lens” production of lithium carbonate. Two scenarios were evaluated: a start-up scenario based on mining and processing ore at a design throughput rate of 2,100 tonnes per day (13,000 tpa LCE), and a full production scenario to double production four years after start-up (26,000 tpa LCE).

In 2016, the Company completed a pilot plant program at its demonstration plant in Germany. This work increased the Company’s understanding of the processing and engineering requirements for the production of lithium products from the project. Considering the results, the Company determined that additional specific engineering work was required to optimize the front end of the process to produce lithium hydroxide monohydrate on a commercial scale. In addition, the Company became aware of technological advancements in producing lithium compounds from brines, and believed that these innovative and sustainable technologies warranted further review for potential incorporation into the Nevada processing plant design. As a result of these additional reviews, the Company determined that the 2012 PFS was no longer current, and in June, 2016, the Company completed a technical report disclosing only Mineral Resource estimates on the then-named “Stage I Lens and “Stage II Lens” of the property. In 2017, Lithium Nevada conducted an exploration program. In May 2018, the Company completed a technical report on the Thacker Pass deposit disclosing an updated Mineral Resource estimate and in August 2018, the Company completed the pre-feasibility study in the Thacker Pass TR.

Geological Setting

The regional geology of the Thacker Pass Project is the McDermitt volcanic field, a volcanic complex with four large rhyolitic calderas that formed in the middle Miocene era. Volcanic activity in the McDermitt volcanic field occurred simultaneously with voluminous outflow of the earliest stages of the approximately 16.6 million to 15-million-year-old Columbia River flood basalt lavas. This volcanic activity was associated with impingement of the Yellowstone plume head. Plume head expansion underneath the lithosphere resulted in crustal melting and surficial volcanism along four distinct radial swarms. The McDermitt volcanic field is located within the southeastern-propagating swarm of volcanism from Steens Mountain into north-central Nevada.

The Thacker Pass Project is located in the McDermitt caldera, an extinct supervolcano that is 30 km by 45 km (and straddles the Oregon-Nevada border) that was formed approximately 16.3 million years ago.  The stratigraphy of the McDermitt caldera is a singular ignimbrite referred to as the McDermitt tuff.  Following an initial eruption of the McDermitt tuff, water leached lithium from nearby volcanic rocks and deposited it in the caldera basin over hundreds of thousands of years. A large caldera lake formed, and captured sediments that were eroded from the surrounding drainage areas; a thick sequence of associated lacustrine deposits settled. Renewed volcanic activity uplifted the center of the caldera, draining the lake and bringing the lithium-rich sediments to the surface of the earth in the vicinity of the present-day Montana Mountains. The result of these geological processes is the Thacker Pass Project, a large and near-surface lithium deposit.

The Thacker Pass deposit sits sub-horizontally beneath a thin alluvial cover at Thacker Pass and is partially exposed at the surface.  It lies at relatively low elevations (between 1,500 m and 1,300 m) in moat caldera lake sediments that have been separated from the topographically higher deposits to the north. Exposures of the sedimentary rocks at Thacker Pass are limited to a few drainages and isolated road cuts. As a result, the stratigraphic sequence in the deposit is primarily derived from core drilling.

The sedimentary section, which has a maximum drilled thickness of about 160 m, consists of alternating layers of thick claystone and thin volcanic ash. The claystone comprises 40% to 90% of the section. Surficial oxidation persists to depths of 15 m to 30 m in the moat sedimentary rock. There is no obvious change in lithium content across the boundary between oxidized and unoxidized rock. The highest lithium grades generally occur in the middle and lower parts of the sedimentary rock section.

Clay in the Thacker Pass deposit includes two distinctly different mineral types, smectite and illite.  Clay that is indicative of smectite occurs at relatively shallow depths (less than 30 m).  The presence of hectorite clay, a subtype of smectite, has been documented elsewhere in the McDermitt caldera. Drill intervals with high lithium contents (commonly >4,000 ppm) contain clay that yields x-ray diffraction spectra more typical for illite than smectite.  An illite-type clay occurs at relative moderate to deep depths in the moat sedimentary section and sporadically occurs in intervals that contain higher levels of lithium.

Lithium Mineralization

Lithium enrichment in the Thacker Pass deposit occurs in the lowest portions of the caldera lake sedimentary sequence, just above the intra-caldera tuff. The Thacker Pass deposit has minimal overburden and the lithium enriched interval in the proposed pit area generally occurs close to the surface. The minimal overburden present is the result of post-caldera magmatic resurgence that forced lakebed sediments upwards, combined with significant subsequent erosion over the past 16 million years. Along the southern and eastern margins of the Montana Mountains, caldera lake sediments dip at a shallow angle away from the center of resurgence.

The historic and 2017 drilling results show a continuous lithium grade ranging from 2,000 ppm to 8,000 ppm lithium over great lateral extents. There is a continuous high grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the project area. This horizon averages 1.47 m thick, with an average depth of 56 m below ground surface. The lithium grade for several meters above and below the horizon typically ranges from 3,000 ppm to 5,000 ppm. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash, with less than 500 ppm lithium and sometimes less than 100 ppm lithium.  All drill holes, except WLC-058 and LNC-083, are vertical which represent the down hole lithium grades as true-thickness.

Exploration

Prior to the 2010 drilling campaign, exploration on the Thacker Pass Project has focused on geological mapping to delineate the limits of the McDermitt caldera moat sedimentary rocks and drilling to determine the grade and location of mineralization. Claim surveying, using theodolites and laser-source electronic distance meter, was completed prior to 1980 under Chevron’s exploration program.  Much of the project area was covered by airborne gamma ray spectrometry, in search of minerals such as uranium. Lithium became the primary focus of exploration from 2007 onward.

LAC used a Trimble differential GPS to survey collar locations for the 2007-2008 drill program. The topographic surface of the project area was mapped by aerial photography in 2010 using third party consultants. This information was obtained by MXS, Inc. for LAC. The flyover resolution was 0.35 m. Ground control and field surveys of drill hole collars, spot-heights and ground-truthing were obtained using Trimble equipment.

In August 2013, the Company announced that it had completed the excavation of a bulk sampling site to produce and test RheoMinerals’ organoclay products at its Fernley Facility. The target clay lens was encountered, as expected, at a depth of approximately three m below an alluvial surface layer comprised primarily of silt, sand and gravel. The clay lens measured approximately two to three m in thickness and was continuous across the approximate 25 by 30 m area of excavation. The viscosity gel results (overnight Fann test) indicated good gelling characteristics in order to meet American Petroleum Institute guidelines. The clay was of high purity and amenable to producing an organoclay using a dry processing method.

Collar surveying for the 2017 drilling campaign was conducted using a handheld Garmin 62S GPS. In 2017, a high-resolution LiDAR (a surveying method that works on the principle of radar, but uses light from a laser) and aerial photo survey of Thacker Pass was conducted by a third party. The collar elevations of the 2017 drill holes were then corrected in the drill hole database to the surveyed surface elevation. The average change was an increased elevation of 0.286 m.

In 2017, Lithium Nevada also conducted five seismic survey lines.  A seismic test line was completed in July 2017 along a series of historic drill holes to test the survey method’s accuracy and resolution in identifying clay interfaces. The seismic results compared favorably with drill logs. Four more seismic survey lines were commissioned in the Thacker Pass Project area, which helped to provide a more complete picture of the distribution, depth, and dip of clay horizons around the edge and center of the moat basin.

No exploration work was conducted in 2019.

Drilling

LAC drilled 54 core holes on the project area between 2007 and 2009 to expand on Chevron’s drilling work, followed by an additional 139 holes in 2010. These holes were drilled with the primary aim of defining lithium occurrences within the deposit. LAC drilled 37 core holes for assay and lithologic information and eight RC holes to compare drilling techniques. The RC method produced biased assay results so the method was abandoned. Seven PQ-sized holes were drilled to support metallurgical test work. Two sonic holes were drilled to test the drilling procedure, however this method of drilling was abandoned as the lithologic sample quality was not comparable to traditional core drilling. Of the exploration drill holes, 198 cores were assayed (20,000 m of core), the results of which analysis supported the presence of a high-grade lithium deposit.

Optimal drill hole spacing for Inferred, Indicated, and Measured Resource categories was determined by geostatistical methods based on the results of the first 37 drill holes completed in 2007-2008 (WLC-001 through WLC-037). The Chevron drill holes were excluded from consideration in the grade model due to unknown sample quality controls at the time of drilling.

From January 2010 and through October 2011 LAC conducted definition grid drilling within the Thacker Pass resource (formally known as the Zone 1 resource) using the 2009 geostatistically derived drill spacing.  To increase resource estimation confidence from inferred to measured and indicated, a total of 169 holes (WLC-040 through WLC-208) were drilled (16,000 meters).

From June 2017 through December 2017, the Company conducted a drilling campaign.  A total of 77 exploration holes totaling 6,653 m, of which 22 were widely spaced HQ core holes. Results of this work helped to expand the known Mineral Resources to the northwest of the 2009-2010 drilling, identify a target south of the highway in an area designated the Southwest Basin, and further understand the local geology across Thacker Pass.

In 2017, three drill holes were drilled to collect geotechnical information. The majority of the drill holes were drilled using normal HQ core drilling practices. The geotechnical samples were not assayed for lithium, but samples were sent to Solum Consultants Ltd. for geotechnical testing. The results of their work assisted in determining the safety factors to use on the proposed mine pit wall slopes.  In April 2017, two auger holes were drilled down 15 m to characterize the ground strength for infrastructure support. The geotechnical samples were sent to Solum Consultants ltd. for geotechnical characterization. No samples were collected for assay.

In 2018, additional exploration and definition drilling was completed.  A total of 49 drill holes were completed totaling 4,968 m of drilling. In addition, 9 piezometer/monitoring well holes were drilled totalling 1,454 m.  A total of sixteen holes were drilled in the Southwest Basin, which was first identified in 2017 as an exploration target.  The Company anticipates preparing a NI 43-101 technical report detailing the outcomes of the 2018 exploration program, an updated resource estimate, results of the pilot plant testing/flow sheet design and permitting progress in due course.

No drilling work was completed in 2019.

Sampling, Analysis and Data Verification

Drilled core was brought to the logging and sampling facility in Orovada, Nevada; the boxes of core were lithologically logged, photographed, cut and sampled by Company employees and consultants. The length of the assay samples was determined by the geologist based on lithology and averaged 1.52 m. The core was cut in half with diamond blade saws and fresh water, and half bagged for sampling. For duplicate samples, one half of the core was cut in half again and the two halves were bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity.  The core samples were primarily sent to ALS of Reno, Nevada, a laboratory independent from the Company; they were either picked up by ALS in trucks or delivered to ALS by LAC employees. At ALS, the samples were dried at a maximum temperature of 60°C and the entire sample was then crushed with a jaw crusher to 90% passing a ten-mesh screen. Nominal 250 g splits were taken for each sample using a rifle splitter. This split was pulverized using a ring mill to 90% passing a 150-mesh screen.

ALS’ analysis included four-acid digestion followed by an atomic emission plasma spectroscopy analysis to ensure that elevation metal concentrations would not interfere with a conventional inductively coupled plasma mass spectroscopy.

In 2010, a QA/QC program was developed that included inserting blank, standards and duplicate samples into the drill core sample assay sets. For every 34 half core samples, the Company randomly inserted two standard samples, one duplicate sample, and one blank sample. The 2017 QA/QC program was slightly modified to include a random blank or standard sample within every 30.48 m interval and taking a duplicate split of the core (1/4 core) every 30.48 m.  The total number of blank, duplicate, and standard samples analyzed by the laboratory during the Company’s 2010 drilling campaign was 12% of the total samples assayed, and during the Company’s 2017 drilling campaign was 10.1% of the total samples assayed.  The 2018 drill program used the same QA/QC procedures as the 2017 program with a total of 12% of the total samples sent for assays being check and duplicates.

Approximately 6% of the QA/QC samples from the 2010 sampling program did not conform to the established criteria. The Company re-assayed the highest 16 lithium values for drill holes WLC-001 through WLC-037 and WLC-040 through WLC-200. Following this re-testing, it was concluded that the overall deposit estimates may be lower by at most 2-3%, which is considered within industry standards. In the 2017 sampling program, duplicate samples indicated a high-level of precision in the sampling and laboratory techniques and confirmed the validity of QA/QC protocols and the blank and standards sample quality programs indicated that the accuracy and precision of the analytical process provides results that are in accordance with industry standards.

The Company security’s measures included collecting core from the drill site daily and placing the core in a lockable and secure core logging/sampling facility (steel-clad building) for processing. All logging and sampling was conducted in the secured facility. The facilities were locked when no one was present.

In 2016, the Company compiled a fully digitized geological database from the original paper drill logs, assay certificates and relevant archived data, in spreadsheet format. LAC maintains a tracking chart (Excel spreadsheets) that is used to match analytical data from ALS (provided electronically in the form of both Excel spreadsheets, and secured PDF assay certificates) to the intervals logged by the geologists, and referenced to duplicate sample tags stapled into the core boxes. LAC also maintains a master chart to track and manage QA/QC samples.

The Company’s senior geologist and QP maintains the master blinded sample identification spreadsheet. Blinded sample numbers are paired up with the original assay samples identifications (using Excel). Both the drill hole samples and QA/QC samples were decoded and paired with the digital assay certificates provided by ALS. No inconsistency in the assay data was found and only a small number of inconsistencies with lithologic coding was found.  These differences were well below 1% of the total interval data reviewed; however, all differences were corrected.

Mineral Processing and Metallurgical Testing

The previous process flow sheet in the 2012 PFS adopted an approach that is based on conventional lithium hard rock processing. Hard rock lithium ore behaves very differently than lithium claystone, primarily because of its genesis. Lithium hard rock ores, such as pegmatite, are formed deep in the Earth’s crust under high temperature and pressure, and therefore high temperature and strong reagents are required to liberate the lithium.  In 2017, LAC decided to pursue an alternative approach intended to reduce overall operational and capital costs and leverage the physical properties of the soft claystone. A new process flow sheet that uses conventional leaching and purification technology is described in the Thacker Pass TR.

Metallurgical test work was carried out at production facilities owned and operated by Jiangxi Ganfeng Lithium Co., Ltd. in Jiangxi Province, China and with Saskatchewan Research Council. LAC provided four statistically representative composites of ore from the deposit that characterize the different grades of ore in the proposed pit area. These samples were based on the mass weighted average of the deposit and were assembled from different depths and locations to ensure a representative testing campaign. Aspen Technology, Inc. modeling software was used to simulate the full process. The results of this model were compared to the laboratory studies, and a final bench-scale confirmation test was completed at Jiangxi Ganfeng Lithium Co., Ltd.’s facilities to confirm the results of the model.

Tooth roll sizer followed by an attrition scrubber was found to be effective in reducing particle size and preparing the ore for sulfuric acid leaching. Sulfuric acid leaching is employed to remove lithium, along with other constituents, from the claystone ore. Testing looked at various acid concentrations, ratio of acid to ore, slurry densities, leaching temperatures, and leaching times. After leaching, the properties of the claystone show acceptable settling and filtration rates.  Washing of the spent clay showed high lithium recoveries.

Crystallization was also examined for the removal of by-products such as magnesium sulfate. Process variables such as lithium-magnesium concentration ratio, boiling temperature, crystallization temperature, and final liquor concentrations were identified.  A three-step purification process (neutralization, crystallization and precipitation) was also examined.  The series of test results showed that a process could be used to isolate a pure lithium sulfate product at approximately 88% recovery and served as a basis for the process design.  Testing was also conducted to identify reagent consumption and kinetic information. The results demonstrated optimum neutralization conditions, such as reagent addition, temperature and residence times. These conditions are aimed at permitting a higher recovery of lithium and reducing the capital and operating cost.

The Company has engaged experienced crystallization vendors to develop the design and cost estimate for process equipment to manufacture high-purity battery-quality lithium products from lithium sulfate, including lithium carbonate and lithium hydroxide.  A vendor has agreed to produce high-purity samples of lithium carbonate and lithium hydroxide from lithium sulfate produced at the process testing facility in Reno, Nevada.  Lithium Nevada expects to send samples of the Thacker Pass Project’s lithium products to potential customers and partners to confirm quality specifications.

Mineral Resource Estimates

A block model was created by the Company’s geologists based on assay data received as of December 21, 2017. The blocks are tagged through nearest-neighbor interpolation with the relevant lithology and are 30 m by 30 m by 5 m in size. The block model is not rotated. Due to the complex nature of the horizontal interlayering features, especially in the shallower areas of the deposit (such as crater sediments, alluvium and basalt), no wireframes were utilized in the model construction. This block model was imported into Geovia GEMS® and examined by the QPs responsible for the Thacker Pass TR, who determined that it was representative of the logged lithology.

After examination of strike and dip of the sediments, six major fault blocks (Blocks A-E) were identified. All modelling was subsequently confined and limited to the fault blocks. Only the core area of the deposit has been modeled, the outer limits of the deposit being undefined.

The Mineral Resources have been classified as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” as defined by CIM Definition Standards. The Mineral Resources are presented in the table below in accordance with the following criteria:

•

Measured Mineral Resources are in blocks estimated using at least three drill holes and five to sixteen samples within a 262.5 m × 262.5 m search radius in the horizontal plane and 15 m in the vertical direction;

•

Indicated Mineral Resources are in blocks estimated using at least two drill holes and three to sixteen samples within a 393.75 m × 393.75 m search radius in the horizontal plane and 22.5 m in the vertical direction; and

•	Inferred Mineral Resources are blocks estimated with at least one drill hold and two to sixteen samples within a search radius of 525 m × 525 m in the horizontal plane and 30 m in the vertical plane.

Measured, Indicated and Inferred Resources (Effective Date: February 15, 2018)
Category	Tonnage (000’s t)	Avg. Li (ppm)	LCE Quantity (000’s t)
Measured	242,150	2,948	3,800
Indicated	143,110	2,864	2,182
Measured and Indicated	385,260	2,917	5,982
Inferred	147,440	2,932	2,301

Notes:

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.
2.	Mineral Resources presented at a 2,000 ppm Li cut-off grade.
3.	The conversion factor for lithium metal (100%) to LCE is 5.323.
4.	Applied density is 1.79.
5.	Rounding errors may exist.

Mineral Reserve Estimates

The Mineral Reserve estimate relies on the resource block model described above.  Dassault Systèmes Geovia Lerchs-Grossman Whittle software was used to produce a series of pit optimization shells based on particular input parameters. A cut-off grade of 2,500 ppm was applied to the pit optimization to ensure consistency with the processing test work. An ultimate pit shell, number 39, was chosen to define the Mineral Reserves.  The resource model is a regular block model with block sized 30 m by 30 m by 5 m. Due to the regular block model and the block size, dilution is considered inherent in the block model. The mining recovery is expected to vary depending on the machine extracting the ore (e.g. surface miner versus excavator). An average life of mine recovery of 93% was applied for the Mineral Reserves estimate. The Mineral Resources reported above are inclusive of the Mineral Reserves, and not in addition to the Mineral Reserves.  The Mineral Reserve estimate excludes the Inferred Mineral Resource.

Proven Probable Mineral Reserves (Effective Date: August 1, 2018)
Category	Tonnage (000’s t)	Avg. Li (ppm)	LCE Quantity (000’s t)
Proven	133,944	3,308	2,358
Probable	45,478	3,210	777
Proven and Probable	179,422	3,283	3,135

Notes:

1.	Mineral Reserves are defined at the point where the ore is delivered to the processing plant. Reductions attributed to plant losses have not been included.
2.	Mineral Reserves presented at a 2,500 ppm Li cut-off grade.
3.	The conversion factor for lithium metal (100%) to LCE is 5.323.
4.	Applied density is 1.79.
5.	All tonnages are presented on a dry basis.
6.	Rounding errors may exist.

Mining Operations

The mining method chosen for the proposed mine plan outlined in the Thacker Pass TR is a modified panel mining method which employs excavators and surface miners. In this method, a section along the length of the pit is mined to the entire width and depth before moving to the next section of the pit.

The proposed mine plan contemplates mining 510 million total tonnes of material, consisting of 330 million dry tonnes of waste rock and 179 million dry tonnes of ore (delivered to plant) over a 46-year mine life.  The average strip ratio for the project is 1.6:1 waste-to-ore mined, with an average strip ratio of 1.5:1 during the first four years of the mine plan.  The proposed mine plan contemplates a pre-production period of two years, and two phases of production over the 46-year life of mine, as follows: 3.5 years of Phase 1 production at 30,000 tonnes lithium carbonate per year; and 42.5 years of Phase 2 production at 60,000 tonnes lithium carbonate per year.  The feasibility study scheduled for release in mid-2020 will present a different mine plan based on a production capacity of 20,000 tpa lithium hydroxide and 2,000 tpa lithium carbonate.

Waste removal will be completed by means of an excavator and haul truck operation. Once the ore has been exposed and a running surface prepared to a relatively consistent profile, the excavator will move to the next panel section. Following the waste removal, the surface miner will mine the exposed ore and load the haul trucks directly. The ore will be hauled to the head of an overland ore conveyor or to nearby short-term stockpiles.  Mine waste will primarily be backfilled directly into the mined-out pits. In-pit waste backfill is expected to total approximately 285 million tonnes, with only 2.2 million tonnes being transferred by truck to a nearby waste rock dump.  Mine waste will also be used for construction fill material as well as construction of the tailings embankment. The mine plan includes a waste dump near the pit limit for excess mine waste during the beginning of the mine life.

Recovery Methods

The recovery process proposed in the Thacker Pass TR is based on the metallurgical test work described above and consists of the following major components: ore preparation and leaching and lithium processing. The ore preparation will prime the ore for lithium extraction in a leaching circuit. Ore will be delivered to the ROM stockpile from the mining operation. The ore in the ROM stockpile will be sized using toothed roll crusher (sizer) prior to being mixed with filter wash solution in attrition scrubbers. After ore preparation, the ore will be transferred as a slurry to the leaching circuit. Sulfuric acid will be mixed in with the slurry to liberate the lithium from the clay. The lithium bearing solution, i.e. “lithium brine”, will be separated from the leach residue by filtration. The filtered residue will be washed to recover any remaining free lithium, and then conveyed to the clay tailings facility.

To prepare the lithium brine for subsequent processing, pH-neutralization will be required. Waste solid compounds will precipitate from the neutralization step and will be filtered from the lithium brine. The filter residue will be washed with process water to recover any residual lithium. The wash solution and lithium brine will be combined and processed in the lithium processing plant, which results in a sulfate solution dominated by lithium, magnesium, potassium, and sodium cations.  The lithium processing plant will then take the lithium brine and separate out lithium from the remaining salts in the brine, i.e. magnesium, potassium and sodium.  The first step in lithium separation involves purifying the lithium brine through crystallization of magnesium sulfate, followed by removal of residual magnesium with the addition of quicklime. Soda ash will then be added to the brine to precipitate out lithium as a carbonate solid. The feasibility study scheduled to be released in mid-2020 will propose a different flow sheet to manufacture predominately lithium hydroxide (20,000 tpa) and a small amount lithium carbonate (2,000 tpa).

Infrastructure

Site roads will be designed for operational and maintenance traffic for the eventual 60,000 tpa Phase 2 production rate.  All site roads will be classified as private roads, with the main loop around the services buildings. Utility roads have also been planned. Movement of material in Phase 1 will be by truck. A rail system will be constructed as part of Phase 2, and will be used to move raw materials and finished products.

The ore stockpile pad is proposed to be constructed in Phase 1, but is designed to accommodate the full 60,000 tpa production rate during Phase 2. The limestone stockpile will be stored near the limestone crushing and storage facility for easy access by truck.

The tailings strategy is based on the adoption of filtered stack method of clay tailings disposal. The cells will be constructed from mine waste placed in lifts and compacted under the action of the haul trucks and grading equipment. The proposed mine plan contemplates surface water management to minimize water entering the tailings area and contain any meteoric waters and utilization of mine waste rock to provide supplemental perimeter containment of the tailings on the downslope sides.

Raw water is expected to be supplied to the plant site via a raw water pipeline from a well or series of wells in the Quinn River Valley to the east of the site. The fire water supply for the permanent fire protection will be provided from the raw water tank located within the plant.

A 115 kV transmission line runs directly through the site and has sufficient capacity for the proposed Phase 2 operations.  The mine plan contemplates construction of a large waste heat power facility with a capacity that is expected to exceed the projects electricity requirements; excess electricity may be sold via the 115kV transmission line. The main substation is proposed to be installed during Phase 1. Steam produced by the acid plant will be used to generate electricity.  Fuel for the start-up package boilers will be supplied from an on-site fuel bunker that will be resupplied by truck.

Infrastructure is planned to allow the sulfuric acid plant to continue operation through the processing plant downtime, producing excess sulfuric acid that may be sold to regional consumers.

Environmental, Permitting and Social Factors

A multi-agency regulatory process will need to be completed to obtain all required Federal, State and local agency permits and approvals necessary to construct, operate and ultimately reclaim and close the Thacker Pass Project, including all mining, ore processing, and transportation related operations.

The BLM is the lead agency for issuing federal approval under the General Mining Law, implementing surface management regulations and the preparation of an EIS as part of the NEPA environmental documentation process.  The BLM permit application process consists of three parts: Mine Plan of Operations that describes the proposed mining and ore processing/fluid management system operations, along with reclamation and closure activities; a baseline study program to collect and report data for environmental, natural and socio-economic resources that will be used to support the permitting, impact assessment, and the subsequent approvals process; and an environmental documentation process.

LAC began the permitting process in Q1 2018 by commencing baseline data collection and to date has performed more than 40 environmental baseline studies within the project area. By December 2018, LAC substantially completed the environmental and natural resource baseline studies required to support the permitting and approval program and the NEPA environmental documentation process for the Thacker Pass Project. A conceptual Mine Plan of Operations (MPO) was submitted to the BLM in Q3 2018 for review and comment. The final MPO was filed in August 2019 and accepted by the BLM in September 2019.  The MPO includes production of battery-grade lithium hydroxide with lithium carbonate, lithium metal (up to 60,000 tpa of LCE) and battery manufacturing.  The Company anticipates timing of key permitting milestones to be aligned with the proposed start of construction in early 2021.

In January 2020, the BLM published the NOI in the federal register to prepare an EIS for the Thacker Pass Project.  The NOI formally commences the National Environmental Policy Act EIS preparation and public engagement process by the BLM.  This process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.  The 12-month process is scheduled to include the BLM’s Record of Decision representing the BLM’s final decision on Lithium Nevada’s application for an approved MPO.

The BLM will also require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed. The post-mining land use requirements will also require the establishment of a sage-brush vegetation type to restore the area to the pre-mining land uses of wildlife habitat, grazing, and recreation.

The Company has developed a community engagement plan and has held numerous agency, stakeholder, and other public meetings. Future public open houses are planned as the project advances to ensure the community is fully engaged. Additional meetings with regulatory agencies and elected officials are included in the engagement plan.

Pre-feasibility Operating Costs

The operating costs are taken from the Thacker Pass TR and estimated based on an operation achieving average annual production of approximately 30,000 tpa in Phase 1 and rising to 60,000 tpa in Phase 2. The operating costs exclude credits from electricity and sulfuric acid sales.

Operating Costs (Pre-feasibility Study)
Category	Operating Cost (US$/t Lithium Carbonate)	% of Total
Mining	488	12.0
Lithium processing	1,649	40.0
Sulfuric acid plant	1,780	44.0
General and administrative	156	3.6
Electricity delivery (wheeling charge)	15	0.4
Total Operating Costs	4,088	100.0

Pre-feasibility Capital Costs

Total initial Phase 1 capital expenditures presented in the Thacker Pass TR are estimated at US$581 million and a total of US$1,059 million at the completion of Phase 2. The capital cost estimate excludes the life of mine sustaining capital cost of US$623 million.

Category	Phase 1 US$ millions	Phase 2 US$ millions	Total US$ millions
Direct Costs
lithium carbonate Plant	218	96	314
Sulfuric acid plant	134	158	293
Mine	46	1	47
Railroad and yards	3	81	84
Total Direct Cost	401	336	737
Total Indirect Cost	89	65	154
Contingency (18.8%)	91	77	168
Total Capital Costs	581	478	1,059

Pre-feasibility Economic Analysis

The financial results are derived from inputs based on an annual production schedule included in the Thacker Pass TR and reported on a 100% equity project basis.

The life of mine is estimated to be 46 years. Projected sales are based on three revenue streams:  lithium carbonate, electricity generated by the acid plant and excess sulfuric acid.  lithium carbonate pricing assumptions were obtained from a market study.  Electrical and sulfuric acid pricing were estimated based on expert analysis of the local markets.

In addition to capital and operating cost expenses as set forth above, project economics are based on additional expenses and cash flow items such as: taxes, royalty obligations and sustaining capital.

As noted above, the Company is currently working with Sawtooth Mining and TIC to produce a feasibility study. The feasibility study will be based on different production parameters and will result in a different financial analysis to that included in the Thacker Pass TR.  In particular, the Company is targeting a revised mine plan that would include development of revised “Phase 1” production capacity of approximately 20,000 tpa of battery-quality lithium hydroxide, in addition to approximately 2,000 tpa of battery-quality LCE. The Company expects to release a NI 43-101 compliant feasibility study on the Thacker Pass Project by mid-2020.

Production schedule

Production of lithium carbonate is estimated at 30,000 tpa in Phase 1 (commencing in 2022), and 60,000 tpa in Phase 2. Phase 1 is projected to operate for 3.5 years, and Phase 2 is projected to run for 42.5 years. A discount rate of 8% per year was applied to the model.  The production model estimates lithium carbonate production totalling 2,602,805 tonnes over the 46-year project term.  The production model also estimates electricity totalling 28,018,835 MW/h and sulfuric acid totalling 20,364,430 tonnes, both over the 46-year project term.

NPV and IRR

After tax NPV in reliance on base case assumptions and an 8% discount rate amounts to an estimated US$2,590,970, while IRR is 29.3%. Set forth below is a table that illustrates sensitivity of project economics based on lithium carbonate pricing and discount rates.

After-Tax NPV and IRR Sensitivity Analysis (Pre-feasibility)
Discount Rate (%)	Low Case NPV US$10,000/t Li2CO3 (US$ millions)	Base Case NPV US$12,000/t Li2CO3 (US$ millions)	High Case NPV US$14,000/t Li2CO3 (US$ millions)
6	2,790	3,800	4,811
8	1,856	2,591	3,327
10	1,259	1,816	2,373
IRR (%)	24.0	29.3	34.3

Cash Flow

Average annual EBITDA,(1) based on a lithium carbonate price of $12,000 per tonne and otherwise in reliance on base case assumptions, is estimated to be $520 million (Phase 1 - $246 million). The estimated pay-back period, which is based on years of operation, is 4.6 years (or 5.2 years discounted) after tax, in reliance on base case assumptions.

Note:

(1)

EBITDA, earnings before interest, taxes, depreciation and amortization, is a non-IFRS financial measure which is used in the Thacker Pass TR to indicate the cash flow of the Thacker Pass Project based on certain assumptions. The Thacker Pass TR does not present a corresponding cash flow based on an IFRS measure, or identify the amounts of the adjustments that would have to be made to EBITDA to reconcile it to an IFRS measure. Accordingly, a reconciliation of EBITDA to the most closely comparable IFRS measure is not available without unreasonable efforts. The future IFRS financial results for the Thacker Pass Project may vary significantly from the EBITDA amounts presented in the Thacker Pass TR.

Exploration and Development

A more detailed summary of the current status of the Thacker Pass Project is set forth above under the heading “Description of the Business – Thacker Pass Project”.

The RheoMinerals Business

LAC’s wholly-owned subsidiary, RheoMinerals, began operation in 2011 with the goal of producing specialty drilling fluids used in horizontal drilling in the oil and gas industry. Between 2011 and 2015 the Company financed and built RheoMinerals’ organophilic clay product manufacturing plant, the Fernley Facility. In 2014, the oil and gas industry went through a steep decline, and RheoMinerals shifted its focus to non-oilfield market opportunities, while maintaining sales and marketing activity within the oilfield service sector. In 2015, RheoMinerals initiated a product development program that focused on four markets: environmental, animal feed, industrial coatings and alternative drilling fluid additives for the oilfield market. RheoMinerals developed has a product line across multiple product sectors and has established key sales and distribution relationships for its business.

In Q4 2019 the Company’s Board made a strategic decision to wind-up the RheoMinerals business in an orderly fashion, including divesting of its assets, as the RheoMinerals business is non-core to the Company’s portfolio of lithium projects.

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

The global supply of lithium is currently dominated by a small group of companies. Five companies (SQM, Albemarle, Livent, Ganfeng and Tianqi) supply lithium from brines. SQM, Livent and Albemarle have brine operations in the “Puna Plateau”. In addition, Albemarle has a brine operation in the United States and a spodumene (hard rock) operation in Australia.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and regulatory, finance and accounting. The Company relies upon its management, employees and various consultants for such expertise.

Mineral Price and Economic Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Lithium markets are affected by demands for lithium batteries and global economic conditions. Fluctuations in supply and demand in various regions throughout the world are common.

Economic Dependence

The Company’s business is dependent on the exploration, development and operation of lithium properties. The Company is not dependent on any sole contract to sell the major part of the Company’s products or services or to purchase the major part of the Company’s requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which the Company’s business depends.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. The Company has not commenced any bankruptcy, receivership or similar proceedings during the Company’s history.

Reorganizations

There have been no corporate reorganizations of the Company within the three most recently completed financial years.

Foreign Operations

The Company’s properties are located in Argentina and the United States. In particular, the Cauchari-Olaroz Project in Argentina exposes the Company to various degrees of political, economic and other risks and uncertainties. See “Description of the Business – Risk Factors” and “Description of the Business – Emerging Market Disclosure.”

The economy of Argentina underwent significant positive changes under President Mauricio Macri commencing in late 2015 and through to 2017.  Such measures included the reduction or removal of controls and restrictions on capital flows, appointment of a business-friendly cabinet and implementation of a series of major fiscal, political and regulatory policy measures. President Macri also lifted foreign exchange controls that had been in place since 2011 and abolished export taxes on many agricultural and industrial goods, including lithium. Additionally, the Province of Jujuy, where the Cauchari-Olaroz Project is located, is very supportive of the development of the Cauchari-Olaroz Project.

With the election of President Alberto Fernandez in December 2019, an alliance formed between different factions of the Peronist party, which had been divided since 2015, including the Kirchner leftist/populist faction.  The government has taken steps to regulate and protect the economy, increased some taxes (e.g. export taxes), suspended previously agreed tax reductions and generally acted as a more interventionist government. The Fernandez administration is actively pursuing a re-negotiation of Argentina’s external debt, including IMF debt, although an agreement has not been achieved yet and a risk of a default looms over the economy.

Further, the Argentine government maintained and extended series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to, a requirement that proceeds of exports be repatriated at the applicable exchange rate, restrictions on payment of dividends without approval from the Argentinean Central Bank, and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate; moreover, it is possible that the Argentine government would expand the existing controls, or introduces new regulations, at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately held businesses although rarely on mining projects. To date, Mr. Fernandez has been an active supporter of mining activities and, in his March 1,

2020 State of the Country report, he announced that the government will send a bill to the legislature providing for certain benefits to the mining industry, without clarity or clarifying which ones.

Argentina enacted the Argentine Tax Law that introduces amendments to corporate income tax, personal income tax, value added tax, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. It also establishes a special regime comprising an optional revaluation of assets for income tax purposes. The reform, coupled with an agreement with Argentina’s provinces to reduce regional sales taxes, should reduce the tax burden and improve the efficiency of the taxation system in Argentina.

Employees

As at December 31, 2019, the Company had 35 employees and 3 part time and/or consultants working at various locations. As at December 31, 2019, Minera Exar had over 286 full-time employees at the Cauchari-Olaroz Project in Argentina.

Changes to Contracts

In February 2020, the Company and Ganfeng entered into the 2020 Cauchari Transaction.  In connection with the 2020 Cauchari Transaction, the Company anticipates entering into an amended and restated Shareholders Agreement with Ganfeng that will continue to require joint approval for various substantive business decisions related to the Cauchari-Olaroz Project.  For further information, please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction”.

Environmental Protection

The Company’s operations are subject to various laws and governmental regulations concerning safety and environmental protection. LAC holds permits to construct and operate the Cauchari-Olaroz Project at a production rate of 25,000 tpa of battery-quality lithium carbonate.  LAC submitted an update to these permits in August 2019 to expand the initial production at the Cauchari-Olaroz Project to 40,000 tpa of battery-quality lithium carbonate. This update includes supplementary environmental studies and information collected during the previous two years as well as changes to the Cauchari-Olaroz Project description to reflect the current development plan and increased production capacity.  Within the United States, the Company continues to advance the permitting process for the Thacker Pass Project, as discussed herein.

Social or Environmental Policies

The Company aims to minimize the impact of its operations on both local communities and the environment. At the Cauchari-Olaroz Project, the Social Responsibility Plan was developed to incorporate best practices on these matters. The Social Responsibility Plan was prepared in accordance with the Argentina Principles. The Company has, in accordance with the principles in its Social Responsibility Plan, entered into agreements with the aboriginal communities located proximate to the Cauchari-Olaroz Project that aim to promote social development through high quality job creation, training, access to medical assistance and other infrastructure. LAC is also committed to developing the Thacker Pass Project in a responsible and sustainable manner. The Company takes its responsibilities seriously to protect the environment, to conduct business based on high ethical standards and to make a positive difference in the communities in which it operates.

Cauchari-Olaroz

Environmental Responsibility

Minera Exar is focused on developing Cauchari-Olaroz to be among the most environmentally responsible lithium projects globally. The process’ principal source of energy is designed to be solar evaporation resulting in a low overall carbon footprint. Furthermore, process water requirements are low relative to other lithium carbonate production processes, and process water will be sourced from aquifers that do not meet drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the Cauchari-Olaroz Project’s environmental footprint and produce the most environmentally responsible lithium possible.

Economic & Social Benefits

The Cauchari TR highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments. The Cauchari-Olaroz Project is providing many jobs during construction and development and is expected to provide new long-term opportunities as the Cauchari-Olaroz Project continues to grow.

Economic benefits of expanded Cauchari-Olaroz Project include (based on 40,000 tpa Cauchari TR and $12,000/t Li2CO3 long-term):

•	Increase in federal and provincial taxes – total of $4.2 billion for life of mine (or $114 million per year)
•	Increase in royalty and mining duty payments
•	Increase in employment taxes
•	Extending the current employment opportunities with over 900 Minera Exar employees and contractors
•	Extending the relationships with the local communities with at least a 40 year project life

Thacker Pass

Carbon Accounting

The proposed Thacker Pass mining and metallurgical process is being designed to achieve or exceed carbon-neutral scope 1 emissions status as defined by the Greenhouse Gas Protocol (“Scope 1”). The low carbon footprint is expected due to 1) the unique nature of the ore, which requires low energy to extract, beneficiate and process, and; 2) waste heat from the exothermic process is designed to be captured to generate carbon-free electricity and steam. The waste heat facility is expected to provide enough electricity to operate the plant and mine with the potential for excess electricity to be sold to the grid. Carbon-free steam is expected to be used in the plant (no natural gas or other fuel is required to make steam). Furthermore, solar power generation and electric trucks are also being evaluated to further reduce carbon emissions beyond Scope 1.

Through innovative design, Thacker Pass is being developed as a potential model of sustainability in the extraction and processing of critical minerals required for a low-carbon economy. Many years of environmental monitoring data was collected and used to locate project infrastructure in areas of lowest environmental impact. The sound and air emissions control systems have been engineered to use the best available technology, resulting in a design that exceeds regulatory requirements. Within the proposed processing facility, water recycling is expected to be employed throughout the facility to minimize consumption (Phase 1 requires approximately the same amount of water as 2-3 alfalfa irrigation pivots).

LAC made the decision in 2018 to move the Thacker Pass Project south of the Montana Mountains in order to avoid disturbance in sensitive ecological areas located within the mountains. The Company has collected baseline environmental data over a seven-year period and has provided a full set of baseline reports to the BLM. The data and related modeling indicate that there will not be any adverse impact to local streams or related wildlife habitat, either directly or indirectly, and these data are being used to draft the EIS.

Community Engagement

LAC engaged with local stakeholders throughout the project definition and design process in a transparent consultation process.  Several open houses have been held since 2017, with more scheduled in 2020.  A Project Engagement Agreement with the local Fort McDermitt Tribe continues to be in place to ensure that tribal members are fully engaged and informed of the project, including employment and training opportunities prior to proposed construction and operations.

Great Basin Sagebrush Restoration Fund

The Great Basin Sagebrush Restoration Fund founded by LAC and the University of Nevada, Reno Foundation is now the largest research fund of its kind in the US. Progress continues in 2020 on developing innovative sagebrush restoration technologies in including coated seeds, genetics and restoration modeling.

Winnemucca Office

In anticipation of construction commencing, pending permits and financing, a project office in Winnemucca was established in December 2019. The office is staffed full time by Lithium Nevada’s manager of community relations to respond to public questions about the project, including employment and contracting opportunities.

Employment

During the proposed two-year construction and commissioning period, it is anticipated that approximately 1,000 jobs would be created. Approximately 350 high-paying jobs are anticipated during Phase 1 operations. Northern Nevada has limited career opportunities, which emphasizes the potential for the Thacker Pass Project to provide a positive impact on the local economy.

Emerging Market Disclosure

The Cauchari-Olaroz Project is located in Argentina, an emerging market, and is owned by the Company and Ganfeng indirectly through subsidiaries and joint venture entities which are locally incorporated or established for the purposes of compliance with local laws. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions where the Company operates, such as the United States or Canada. In order to manage and mitigate these risks, the Company has designed a system of corporate governance for itself and Minera Exar that include internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company's senior management and overseen by its Board in order to monitor Minera Exar.

Board and Management Experience and Oversight

Key members of the Company’s management team and Board have experience running business operations in emerging markets, including Argentina.  Fabiana Chubbs, a director of the Company, is an Argentinean national and has business operations experience in Argentina.  Gabriel Rubacha, a director and the President of South American Operations, is an Argentinean national and has held senior positions in large, multinational corporations operating throughout South America. Franco Mignacco, a director of the Company and the President of Minera Exar, is also an Argentinean national and has substantial business operating experience in the Province of Jujuy where the Cauchari-Olaroz Project is located. Ignacio Celorrio, Executive Vice President, International Affairs of the Company, is an Argentinean national and has substantial legal and operational experience in Argentina.

In addition, directors and senior officers of the Company, including the CEO and President, regularly visit the Company's operations and properties in Argentina. During these visits, they interact with local employees, government officials and business persons; such interactions enhance the visiting directors’ and officers' knowledge of local culture and business practices. Directors generally visit the Cauchari-Olaroz Project at least once every two years.

The Board, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in Argentina. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in that jurisdiction. The Board also has access to head office management in Canada who: (a) work directly with local management in Argentina and are familiar with the laws, business culture and standard practices of Argentina; (b) have Spanish language proficiency; (c) are experienced in working in Argentina and in dealing with the Argentine government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Argentina.

Communication

While the reporting language with the head office of the Company is English, the primary operating language in Argentina is Spanish. Messrs. Mignacco, Rubacha and Celorrio are native Spanish speakers and various members of head office management are proficient in Spanish. Additionally, the majority of operational management in Argentina are fluent in both Spanish and English.

The Company maintains open communication with its operations in Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between the Company's head office and the local management team in Argentina. The primary language used in meetings with head office management and Board meetings is English and material documents relating to the Company's operations that are provided to the Board are in English. Material documents relating to the Company's material operations in Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to the Company, its subsidiaries and the Joint Operation. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

(a)

The Company’s Control Over Subsidiaries and Joint Ventures. The Company’s corporate structure has been designed to ensure that the Company has a measure of direct oversight over the operations of its subsidiaries and the Joint Operation. The Joint Operation is governed by the Shareholders Agreement (please see “Material Contracts – Amended Shareholders Agreement”) which provides for, among other things: (i) the formation of the Minera Exar Management Committee comprised of three representatives of the Company and two representatives of Ganfeng; (ii) the composition of the board of directors of Minera Exar and

Exar Capital, being three representatives of the Company and two representatives of Ganfeng; (iii) the review and approval by the Minera Exar Management Committee of programs and budgets; and (iv) the right of each party to purchase its pro rata share of the production. In connection with the 2020 Cauchari Transaction, the Company anticipates entering into an amended and restated Shareholders Agreement with Ganfeng that will continue to require joint approval for various substantive business decisions related to the Cauchari-Olaroz Project.  For further information, please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction”.

The Joint Operation is overseen by the Minera Exar Management Committee, which meets regularly to make decisions relating to project development. The Company works closely and is in constant communication with Minera Exar’s management, including Minera Exar’s CFO. Under the Company’s supervision, in July, 2017 Minera Exar implemented SAP’s accounting and reporting system and adopted best practice internal controls as part of the SAP implementation. In addition, Minera Exar established a Compliance Department which oversees the operations and financial reporting from a compliance perspective. The Company reviews Minera Exar’s financial reporting as part of preparing its consolidated financial reporting. The Company’s independent auditors review the results of the audit of Minera Exar’s financial statements by Minera Exar’s independent auditors as part of the audit of the Company’s consolidated financial statements and the results are reported to the Company’s Audit Committee. The Company has adopted a simple structure for its Argentina business operations, with the principal Argentine operating company for LAC’s assets in Argentina being held as to a nominal amount by a wholly-owned Ontario company (which was originally established to meet Argentine corporate law requirements to have two shareholders) and the balance held directly by the parent company, while funding for project development comes from Exar Capital.

(b)

Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval from the Company. Monetary authorization limits are established by the Company and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approvals from two authorised signatories. Cash calls, equity contributions and loans to subsidiaries and the Joint Operation are provided within the approved budgets and require the necessary authorisations from the Company’s officers to be processed. Minera Exar’s controls over payments are subject to review and testing by the Company and findings are reviewed by the Company’s Audit Committee.

(c)

Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries and the Joint Operation.

(d)

Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements on a quarterly and annual basis, using IFRS. The Company implements internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

(e)

Disclosure Controls and Procedures. The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company.  This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from key members of management located in Argentina.

(f)

CEO and CFO Certifications. In order for the Company’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109 and United States securities laws, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

Fund Transfers between the Company and the Company’s Subsidiaries and Joint Ventures

Differences in banking systems and controls between Canada, the Netherlands and Argentina are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries and joint ventures; advances in the form of intercompany loans or equity contributions to subsidiaries and joint ventures; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries and joint ventures. Capital structure and funding arrangements are established between the Company and the subsidiaries and joint ventures, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

Managing Cultural Differences

Differences in cultures and practices between Canada and Argentina are addressed by employing competent staff in Canada and Argentina who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Transactions with Related Parties

In addition to the Joint Operation with Ganfeng, LAC has one substantive related party relationship in respect of its Argentina business operations, being the Los Boros Option Agreement in which the counterparty is a company that Franco Mignacco holds a material interest.  The current business arrangements with that entity were negotiated in 2016 by the Company and SQM on an arm’s length basis.  For further information please see “Description of the Business – The Cauchari-Olaroz Project – Property Description, Location and Access” and “Interest of Management and Others in Material Transactions”.

Minera Exar has also retained a company, Magna Construcciones S.R.L., in which Franco Mignacco holds an interest to conduct certain construction services on the Cauchari-Olaroz Project.

Records Management of the Company’s Subsidiaries

The original minute books and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. Company management and the Board have complete access to these records.

Risk Factors

An investment in the Company’s securities is highly speculative and subject to a number of risks at any given time. The following is a description of the principal risk factors affecting the Company.

1.Risks related to resource development

Risks to commencement of commercial production at the Cauchari-Olaroz Project

LAC and Ganfeng continue to actively work through Minera Exar to advance construction, procurement and engineering at the Cauchari-Olaroz Project with the goal of producing the highest quality battery grade lithium carbonate.  Construction activities at the Cauchari-Olaroz Project are believed by management to be on schedule to complete by early 2021.  There is a risk that construction does not complete by early 2021 as planned, as the impact of the COVID-19 and other factors result in delays.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up.  Most, if not all, projects of this kind suffer delays in construction, start-up and commissioning due to numerous factors, including late delivery of components, the inadequate availability of skilled labour and mining equipment, adverse weather or equipment failures, delays in delivery of funding, the rate at which expenditures are incurred, delays in construction schedules, and delays in obtaining the required permits or consents.  Many of these risks are described in further detail in other risk factors set forth below.  Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications.  There is no assurance that the Cauchari-Olaroz Project will commence commercial production on schedule, or at all, or that Minera Exar’s activities will result in profitable mining operations.  If the Company is unable to develop the Cauchari-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Thacker Pass Project may not be developed as planned.

The Company has substantial additional steps to undertake in order for the Thacker Pass Project to become a commercially viable mine.  Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly cyclical; and (iii) government permitting and regulations.  The Company expects to release a definitive feasibility study by mid-2020 with a revised “Phase 1” production capacity of 20,000 tpa of battery-quality lithium hydroxide and 2,000 tpa of battery-quality lithium carbonate, which represents a substantive change from the current mine plan.  Even if the feasibility study identifies a commercially viable project, there are numerous additional factors that can impact the development, including availability of permitting, terms and availability of financing, cost overruns and delays in development and many other factors.  The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this AIF.  Accordingly, there can be no assurance that the Company will ever develop the Thacker Pass Project.  If the Company is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market prices for key end-use products will greatly affect the value of the Company and the ability of the Company to develop the Cauchari-Olaroz Project and the Thacker Pass Project.

The ability of the Company to develop the Cauchari-Olaroz Project and the Thacker Pass Project will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond LAC’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. The Company may not be able to effectively mitigate against such fluctuations. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties. In addition, as one component to the mine plan is the sale of power produced from the proposed sulfuric acid plant, operational pricing and sales of such power will also have an effect on Thacker Pass Project economics.

There are risks associated with co-ownership arrangements.

The Company and Ganfeng share ownership of the Cauchari-Olaroz Project.  This arrangement is subject to the risks normally associated with the conduct of co-ownership structures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company and the viability of its interest in Minera Exar, the holding company that owns the Cauchari-Olaroz Project (and in Exar Capital, the company through which the Company and Ganfeng have agreed to fund the Cauchari-Olaroz Project), which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with Ganfeng on how to conduct development and operations; (ii) inability of the parties to meet their obligations under the relevant agreements or to third parties; and (iii) disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.  Moreover, upon completion of the 2020 Cauchari Transaction, LAC will hold a minority interest in the Cauchari-Olaroz Project.  LAC has negotiated for fulsome minority protections to be included such that various substantive business decisions will require its consent.  Nevertheless, there may be circumstances where Ganfeng will be able to direct operations over the objections of LAC.  Finally, the interests of the parties will be further adjusted at such time as the interest of JEMSE is reflected in the project ownership pursuant to the JEMSE LOI, which will increase the potential risks relating to co-ownership arrangements on the Cauchari-Olaroz Project.

There is risk to the growth of lithium markets.

The development of lithium operations at the Cauchari-Olaroz Project and the Thacker Pass Project is almost entirely dependent on the adoption of lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company.

There is a risk that LAC will not obtain required government permits and operations will be limited by government-imposed limitations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect LAC. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration or mining at the Cauchari-Olaroz Project and the Thacker Pass Project, in each case, as the Company’s development plans for the projects evolve. Obtaining the necessary governmental permits is a complex, time‐consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control.  LAC holds permits to construct and operate the Cauchari-Olaroz Project at a production rate of 25,000 tpa of battery-quality lithium carbonate.  LAC submitted an update to these permits in August 2019 to expand the initial production at the Cauchari-Olaroz Project to 40,000 tpa of battery-quality lithium carbonate.  This update includes supplementary environmental studies and information collected during the previous two years as well as changes to the Cauchari-Olaroz Project description to reflect the current development plan and increased production capacity.  LAC will need to obtain approval from regulatory authorities in Argentina to increase production to 40,000 tpa of battery-quality lithium carbonate.  Similarly, any further amendments to the mine plan or an increase in production would need to be approved by regulatory authorities in Argentina.

The permitting process at the Thacker Pass Project remains in process.  LAC filed its final MPO for the Thacker Pass Project in August 2019 and that plan was accepted by the BLM in September 2019.  The MPO includes production of battery-grade lithium hydroxide, lithium carbonate, lithium metal (up to 60,000 tpa of LCE) and battery manufacturing at the Thacker Pass Project.  This was followed by the publication of the NOI to prepare an EIS in January 2020 in the federal registry.  The NOI formally commences the EIS process by the BLM, which is a twelve-month process and is scheduled to include the BLM’s Record of Decision, representing the BLM’s final decision on the Company’s application for an approved MPO.  There can be no assurance that all necessary approvals and permits will be obtained on a timely basis, or at all, and, if obtained, that the costs involved will not exceed the Company’s prior estimates. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development of the Cauchari-Olaroz Project or the Thacker Pass Project.

There are also habitat conservation laws that affect the Thacker Pass Project.  In 2015, the U.S Fish and Wildlife Service determined not to list the Greater Sage-grouse under the Endangered Species Act. The BLM does consider the Greater Sage-grouse to be a special status species, and the BLM is taking steps to conserve Greater Sage-grouse habitat.  BLM has designated lands involving the Thacker Pass Project as a Greater Sage-grouse Priority Habitat Management Area (PHMA) for containing quality Greater Sage-grouse habitat.  Public lands immediately north of the Thacker Pass area were withdrawn temporarily from mineral entry in 2015, pending further review. On October 11, 2017, BLM published a notice stating that the mineral-entry withdrawal had expired. At the same time, BLM published notice that it intended to consider amending the land use plan amendment adopted in 2015 and initiated a public comment period.

Lands involving the Thacker Pass Project are currently governed by the 2015 BLM Winnemucca District Resource Management Plan and the 2015 BLM ARMP for Nevada and Northeastern California.  That plan requires analysis of and compensation for impacts to identified habitat for the Greater Sage-grouse. The State of Nevada has adopted a regulatory requirement similar to the ARMP.

LAC anticipates that it will be required by the BLM to implement mitigation measures for sage-grouse habitat in connection with development of its Thacker Pass Project. LAC understands that the BLM can impose conditions on access, project design and periods of use where needed to limit impacts to sage-grouse habitat. There is a risk that development may be subject to time delays or restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Thacker Pass Project. LAC is working with the State of Nevada’s Sagebrush Ecosystem Program to quantify the Greater Sage-grouse habitat function and develop a program for compliance.

There is technology risk to the development of the Thacker Pass Project.

To the Company’s knowledge, lithium-based products have never been commercially produced from a sedimentary resource. While the Company has conducted extensive testing using known industry processes and equipment, the processes contemplated by LAC for production of lithium hydroxide and lithium carbonate at the Thacker Pass Project have not yet been demonstrated at commercial scale and there is a risk that the Company will not be able to do so.

Securing lands for a rail-to-truck transloading facility.

The Thacker Pass Project requires a rail-to-truck transloading facility to facilitate the transport of molten sulfur to the project site.  LAC has assessed numerous potential locations for a transloading facility, and is working with landowners to secure site control.  There is a risk that LAC will not be able to secure site control for this facility either in a preferred location or a location at all, and there is a risk that LAC will not be able to secure site control for a reasonable cost.

There is a risk that the feasibility study economics for the Thacker Pass Project may be different than the pre-feasibility study economics of the Thacker Pass TR.

LAC expects to release a NI 43-101 compliant feasibility study on Thacker Pass by mid-2020.  The feasibility study capacity and product mix is likely to be different compared to the pre-feasibility study included in the Thacker Pass TR.  Specifically, it is anticipated that the feasibility study will be based on 20,000 tpa lithium hydroxide with approximately 2,000 tpa lithium carbonate.  The Thacker Pass TR contemplates a maximum capacity of 60,000 tpa lithium carbonate over two phases of 30,000 tpa.  Thus, the economic results for the anticipated feasibility study may differ from the Thacker Pass TR.

The Company may not be able to achieve and manage its expected growth.

The Cauchari-Olaroz Project is in a development stage, which will require a substantial increase in personnel and business operations, and the Company additionally plans to continue to advance the Thacker Pass Project. The transition of a mineral project to a development and operating stage, may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

There are political risks associated with the Company's foreign operations.

The Company’s properties are located in Argentina and the United States, exposing it to the laws governing the mining industry in those countries, and the Company co-owns the Cauchari-Olaroz Project with Ganfeng, exposing it to the laws, regulations, policies and other directives governing investments, capital lending and other financial activities by Chinese entities. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Cauchari-Olaroz, Ganfeng) operates may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the

Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties, including the financial results therefrom.

There is a general trend towards increasing restrictions on capital outflows from China, including restrictions that impact private companies, such as Ganfeng.  To the extent that capital outflows from China are restricted, this could negatively impact the Company’s ability to obtain capital funding from Ganfeng required to support development of the Cauchari-Olaroz Project.  LAC and Ganfeng have undertaken the 2020 Cauchari Transaction, in part, to facilitate timely and orderly capital funding for the Cauchari-Olaroz Project in accordance with the current project development timeline.  Completion of the 2020 Cauchari Transaction is subject to numerous conditions, including regulatory approvals, shareholder approval of Ganfeng and the obtaining of consent of the Company’s senior lenders.  If the parties are unable to complete the 2020 Cauchari Transaction, or if Ganfeng is otherwise restricted from moving capital from China, it may result in an inability to fund development costs at Minera Exar in accordance with the current development timetable, or at all.

Risks associated with an emerging and developing market.

The Company actively operates in Argentina, which is considered an emerging market. Emerging market investments generally pose a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s operations in Argentina expose LAC to heightened risks relating to prevailing political and socioeconomic conditions which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.  As an example, in May 2012, the previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company.  There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company.  The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s mineral exploration and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety.  Such risks are more acute with the election of President Alberto Fernandez in 2019.  In September 2019, the Argentine government introduced a series of capital controls and foreign exchange regulations.  To date, these controls and regulations have included, but are not limited to, a requirement that proceeds of exports be repatriated at the applicable exchange rate; restrictions on payment of dividends without the approval of the Argentinian Central Bank; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate.  It is possible that the Argentine government expands the existing controls, or introduces new regulations, at any time.  Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses.  Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations; however, there can be no assurance that they will not in the future, in which case they could restrict the Company’s operations, business, financial condition, results of operations and future prospects, and the value of the Company could be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in the light of those risks, their investment is appropriate. Generally, investment in emerging and developing markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

The Company does not have any experience in putting a mining project into production.

The Company has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization.  As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

The Company may experience delays and construction cost overruns.

Delays and cost overruns may occur in completing the development and construction of the Company’s mineral projects. A number of factors which could cause such delays or cost overruns include, without limitation, permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and the availability of financing. Even if commercial production is achieved at one of the Company’s mineral properties, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund its required expenditures, or alternatively, may require the Company to consider less attractive financing solutions.

Risks related to cost estimates and negative operating cash flow.

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns, realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of VAT-related payments previously made by the Company) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Mineral development projects are subject to operational risks.

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its business. Nevertheless, mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production at the Cauchari-Olaroz Project. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

Changes in government regulations may affect the Company’s development of the Cauchari-Olaroz Project and the Thacker Pass Project.

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz Project and the Thacker Pass Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. LAC believes the current provincial government of Jujuy Province, where the Cauchari-Olaroz Project is situated, is supportive of the exploration and mining industry generally, and the Cauchari-Olaroz Project in particular, and the Company and JEMSE, the Jujuy government’s mining Company, have entered into a letter of intent whereby JEMSE will receive an 8.5% equity interest in Minera Exar and is to pay for this interest from dividends from future profits from operations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiment will be maintained.  Further, there are no assurances that JEMSE will honour the letter of intent and not seek to amend the terms thereof.

Changes to environmental requirements could significantly increase the Company’s costs.

LAC must comply with stringent environmental regulation in carrying out work on the Cauchari-Olaroz Project and the Thacker Pass Project. Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs.  Such changes in environmental laws and regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz Project and the Thacker Pass Project.

The Company may not be insured against all risks involved in its business operations.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

Mineral tenure risk.

The Mining Act governs the Company’s ability to develop and mine the minerals on the claims that form the Thacker Pass Project which are locatable under the Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

The Mining Act authorizes the Company to develop and mine the minerals on the claims that form the Thacker Pass Project which are locatable under the Mining Act. The Mining Act does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Leasing Act. Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the U.S. Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Leasing Act, particularly when they are by-products of the processing of minerals which are locatable under the Mining Act. This matter has not yet been definitively determined in respect of the Thacker Pass Project.

The Company operates in a highly competitive mining industry.

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over LAC. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than LAC possesses.

The Company also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Argentina, the Company may need to seek and obtain those services from people located outside of Argentina, which will require work permits and compliance with applicable laws, and could result in delays and higher costs to the Company to conduct its operations in Argentina.

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

Health and safety risks.

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licences, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licences, permits and other approvals remain material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licences, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

Mineral Resources and Mineral Reserves are only estimates.

The Mineral Resources and Mineral Reserves estimates included in this AIF are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified Mineral Resources or Mineral Reserves will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. By their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. The estimated Mineral Resources and Mineral Reserves described in this AIF should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, Inferred Mineral Resources are quoted in the Cauchari TR and the Thacker Pass TR. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that Inferred Mineral Resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Company may face opposition to mining projects.

The Cauchari-Olaroz Project and the Thacker Pass Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to the Cauchari-Olaroz Project and/or the Thacker Pass Project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules.

There are no general unitization or reservoir management rules governing the salt lakes on which the Company’s Cauchari-Olaroz Project is situated or on any of the other salt lakes at which the Company holds mining or exploration permits. Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour. As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production. Minera Exar and Sales de Jujuy S.A. (an Orocobre subsidiary) have entered into a “Joint Operation Protocol” for the Olaroz and Cauchari Salt Flats designed to coordinate their activities in the area, which protocol has since been submitted to the Province of Jujuy authority, particularly in respect of the tenements adjacent to, and between those held by each company, in accordance to the current environmental permit that each company has been granted by the Province of Jujuy authority.

The aboriginal communities located on the Cauchari-Olaroz Project may not honour the current surface access agreements with Minera Exar.

Minera Exar has entered into six agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Argentine Mining Code; however, this would be a disruptive and potentially costly process. To date, there are settled agreements covering construction and development of the Cauchari-Olaroz Project with all communities in the exploitation area, with one additional community agreement remaining to be settled that will be necessary for the gas and water pipeline. A failure to settle these agreements could disrupt the development timetable for the Cauchari-Olaroz Project. In addition, lack of surface access agreements with local communities could affect the renewal of the EIS.

2.Risks related to our business and securities

Risks related to novel Coronavirus (COVID-19) and health crises.

Minera Exar has several major pieces of equipment for the chemical plant being fabricated in China and some suppliers have sub-vendors fabricating in China.  The COVID-19 global outbreak and efforts to contain it may have a significant effect on Chinese suppliers, manufacturers, and freight and delivery companies.  Minera Exar is in discussion with all vendors and freight forwarders on the delivery schedule, to assess any potential impact on schedule and mitigation strategies, if necessary.

The COVID-19 outbreak may have an impact on both the Cauchari-Olaroz and Thacker Pass Projects stemming from its broader impact on the North America and South America, China and the global economy.  Infection of key team members, consultants and government personnel could slow down the projects; spreading infection may impact vendors, suppliers, construction companies and other counteragents and slow down the projects; potential travel bans within North and South America and globally may impact the ability of the team to advance the projects; and the spread of the virus may delay the financing process for the Thacker Pass Project.  The Company continues to monitor the situation and the impact the virus may have on its projects.

The Company has not yet achieved profitable operations and expects to incur further losses in the development of its business.

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on raising additional funds.

The Amended Credit Facility and the Limited Recourse Loan Facility contain covenants which the Company could fail to meet.

The Amended Credit Facility and the Limited Recourse Loan Facility contain financial, operating and reporting covenants, and compliance with those covenants may increase the Company's administrative, legal and financial costs, make some activities more difficult, time-consuming or costly and increase demand on the Company's system and resources.

The failure of the Company to comply with restrictions and covenants under its indebtedness, which may be affected by events beyond the Company's control, could result in a default under such indebtedness, which could result in acceleration thereunder and the Company being required to repay amounts owing thereunder. If the Company's indebtedness is accelerated, the Company may not be able to repay its indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect the Company's financial condition. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company.

The Company currently has no source of cash flow to service its debt obligations and will need to secure such funding either through transition to successful production on the Cauchari-Olaroz Project or through alternative financing. If the Company is unable to repay amounts owing, the lenders under its indebtedness could proceed to realize upon the security, as applicable, granted to them to secure the indebtedness. The Amended Credit Facility is secured against collateral of the Company, and a realization by the lenders thereunder of any or all of the security will have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects and may result in a substantial reduction or elimination entirely of assets available for distribution to equity holders on a dissolution or wind-up of the Company.

The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it.

Indebtedness owing under the Amended Credit Facility and the Limited Recourse Loan Facility could have other significant consequences on the Company, including: (i) increasing the Company's vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from expected operations to making interest and principal payments on its indebtedness, reducing the availability of the Company's cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company's flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company's ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

The Company will require additional funding, potentially diluting the holdings of existing shareholders or increasing financial risk through debt issuance.

The Company has limited financial resources and is subject to significant capital requirements associated with its projects. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell a further interest in the Cauchari-Olaroz Project; sell all or a portion of the Thacker Pass Project or an additional royalty therein, or enter into a joint venture with respect to the Thacker Pass Project, any of which would mean that each existing shareholder would own a smaller percentage of the Cauchari-Olaroz Project or the Thacker Pass Project respectively.

Upon completion of the 2020 Cauchari Transaction, the Company will receive US$20 million in cash, and an additional US$20 million in cash on August 1, 2020 (or such earlier date as the parties may agree), to fund its continuing operations.  If the parties do not complete the 2020 Cauchari Transaction, LAC will need to access financing much earlier than it otherwise would if the 2020 Cauchari Transaction is completed.

The Company relies on intellectual property and confidentiality agreements to project our rights and confidential information.

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also no assurance that competitors of LAC will not be able to develop similar technology, processes or know how independently, that the Company’s trade secrets will not be revealed, that the claims allowed with respect to any current or future patents pending, or patents now held, will be broad enough to protect the Company’s intellectual property rights, or that foreign intellectual property laws will adequately protect such rights. Failure of any intellectual property rights to provide protection to the Company could result in its competitors utilizing its lithium extraction process. Any adverse outcome that the Company may experience whilst attempting to obtain, maintain or enforce its intellectual property rights could have a material adverse effect on the Company’s business, results of operations and financial condition.

We also rely on confidentiality agreements with certain employees, consultants and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached and we may not have adequate remedies for such a breach. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

The Company is dependent on the expertise of consultants.

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

The Company has no history of paying dividends.

LAC has not paid dividends on its Common Shares since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass

Project or the Cauchari-Olaroz Project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, LAC may never pay dividends.

The success of the Company is largely dependent on a few key individuals.

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The Company’s business is affected by fluctuations in currency exchange rates.

Business is transacted by the Company primarily in Canadian, U.S. and Argentinean currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company’s Thacker Pass Project is located in Nevada, and most of the property related expenditures, exploration and development costs are denominated in U.S. dollars. The Company’s Cauchari-Olaroz Project is located in Argentina, where certain costs are denominated in the Argentinean peso and certain costs are denominated in U.S. dollars. Appreciation of U.S. or Argentinean currency compared to Canadian currency could make property expenditures more expensive for the Company. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. currency in order to meet its US currency obligations.

Risks related to legal proceedings.

Due to the nature of the Company’s business and status as a publicly traded entity, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of the Company’s business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

Litigation may be costly and time-consuming and can divert the attention of management and key personnel from our business operations. If we are unsuccessful in our defense of claims or unable to settle claims in a manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Conflicts of interest may arise for certain directors and officers of the Company.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. Of particular note, Ganfeng and Bangchak beneficially hold approximately 16.7% and 15.8% of our outstanding common shares, respectively, and are lenders under the Amended Credit Facility.  Further, Ganfeng is a lender to the Company under the Limited Recourse Loan Facility and a joint venture partner on the Cauchari-Olaroz Project. For as long as Ganfeng and Bangchak directly or indirectly maintain a significant interest in the Company, they may, on their own and through their representatives on the Board, be in a position to affect our governance and operations.  In addition, such persons may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and the Board.  In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. The Company has established robust independence procedures in connection with recent transactions involving Ganfeng and Bangchak, including establishment of a special committee of independent directors, independent valuations or fairness opinions and engagement of independent counsel.  Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company.

The Company’s share price is subject to market volatility.

The market price of a publicly traded stock, especially a resource issuer such as LAC, is affected by many variables in addition to those directly related to exploration successes or failures, some of which are outside of the Company’s control. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, analysts’ recommendations and their estimates of financial performance, investor perception and reactions to disclosure made by the Company and by the Company’s competitors, and the breadth of the public markets for the stock. Therefore, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

Enforcement of judgments or bringing actions outside the United States against us and our directors, officers and the experts named herein may be difficult.

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors, officers and the experts named in this AIF are not citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors, officers and the experts named in this AIF obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors, officers and the experts named in this AIF to enforce liabilities based upon such U.S. securities laws.

The Company may face cyber-security risks and threats.

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or the companies in which it has invested could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined under the Securities Exchange Act of 1934, as amended, we are exempt from certain of the provisions of the U.S. federal securities laws. However, if we were to lose our status as a foreign private issuer, we may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

Description of Capital Structure

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, 89,964,604 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares of the Company are set out in the Company’s notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s articles provides that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Dividends and Distributions

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. See also “General Development of the Business.”

Market for Securities

Market

The Common Shares of the Company are traded in Canada on the Exchange under the symbol “LAC”.  On January 25, 2018 LAC’s Common Shares also commenced trading on the NYSE under the same symbol. The closing price of the Company’s Common Shares on the Exchange on March 12, 2020 was $4.22, and on the NYSE was US$3.10.

Trading Price and Volume

The following sets forth the high and low market prices and the volume of the Common Shares traded on the Exchange during the periods indicated:

Month	High $	Low $	Volume
January, 2019	4.75	4.00	2,372,774
February, 2019	5.13	3.98	2,028,884
March, 2019	6.13	4.79	2,991,703
April, 2019	6.43	4.90	3,785,828
May, 2019	5.93	4.53	4,743,044
June, 2019	5.52	4.86	1,801,117
July, 2019	5.52	4.83	1,439,241
August, 2019	4.92	4.08	2,467,363
September, 2019	4.88	3.89	3,699,688
October, 2019	4.23	3.67	1,246,103
November, 2019	4.10	3.60	1,378,718
December, 2019	4.33	3.73	1,463,947

Directors and Officers

Name and Occupation

The name, province or state and country of residence, position with the Company and principal occupation within the five preceding years for each of the directors and executive officers of the Company are set out in the following table:

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since(2)
DIRECTORS:
George Ireland Massachusetts, USA Non-Executive Chairman and Director	Founder, Chief Investment Officer and CEO of Geologic Resources Partners LLP (investment fund).	Nov 2015
Wang Xiaoshen Shanghai, China Director	Vice-Chairman and Executive Vice President of Ganfeng (resource development company).	June 2017
Chaiwat Kovavisarach Bangkok, Thailand Director	President and Chief Executive Officer of Bangchak Corporation Public Company Limited (resource development company) from January 2015 to present.	July 2017
Gary Cohn Ontario, Canada Director	Consultant on corporate development matters since July 2015; Vice-President, Mergers and Acquisitions of Magna International Inc. (auto parts manufacturer) from May 2009 to June 2015.	June 2017
Yuan Gao Colorado, USA Director

Vice-Chairman of the Board, Pulead Technology (technology company); Corporate Vice President at Molycorp (USA) (resource development company); Global Marketing Director and Technology Manager, as well as other management positions at FMC Corporation (USA) (chemical manufacturer).

Oct 2019
Franco Mignacco Jujuy, Argentina Director	President of Minera Exar since June 2013; Vice President of Los Boros S.A. (construction and property development company) since July 2015; Vice Chairman of Former LAC from June 2013 to July 2015.	Sep 2015
Fabiana Chubbs British Columbia, Canada Director	Financial management consultant and Corporate director. Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018.	June 2019
OFFICERS:

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since(2)
Jonathan Evans Georgia, USA Director and Chief Executive Officer and President

President and CEO of the Company, May 2019 to present; President and COO of the Company, August, 2018 to May 2019; Chief Operating Officer of DiversiTech Corporation (technology company) March 2016 to August, 2018; EVP Global Operations/Supply Chain of Arysta LifeScience (biotech company) from June 2013 to March 2016 and Interim CEO from July 2015 to February 2016; Vice President and General Manager CE Minerals of Imerys SA (resource development company) from January to June 2013; Vice President and General Manager of the Lithium Division of FMC Corporation (resource development company) from August 2008 to January 2013.

June 2017
John Kanellitsas Idaho, USA Director and Executive Vice Chairman

Vice Chairman of the Company, November 2015 to present; President of the Company, March 2016 to August 2018; Interim CEO of Former LAC from June 2013 to June 2014; CEO of Former LAC from June 2014 to September 2015; Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLC (investment fund) from June 2004 to January 2015.

Sep 2015
Gabriel Rubacha Buenos Aires, Argentina Director, President of South American Operations

President of South American Operations of the Company since May 2017; Commercial Director of Techint Engineering & Construction (engineering and development company) 2016 to April 2017; Managing Director of Southern Cone, Techint Engineering & Construction from 2012 to 2016.

March 2016
Alexi Zawadzki British Columbia, Canada President of North American Operations

President of North American Operations of the Company from August 2017 to present; VP Programs Development of Lithium Nevada Corp. from August 2016 to August 2017; VP Business Development of Pure Energy Minerals from  October 2014 to June 2016; VP Business Development of Veresen Inc. from 2010 to Oct 2013.

N/A
Eduard Epshtein British Columbia, Canada Chief Financial Officer	CFO of the Company since May 2008.	N/A
Rene LeBlanc Georgia, USA Chief Technical Officer

Chief Technical Officer of the Company since August 2018; Senior Process Development Manager for Lithium Nevada Corp. from June 2017 to August 2018; Staff Process Development Engineer for Tesla Motors from January 2016 to June 2017; Senior Process Development Engineer for FMC Corporation, Lithium Division from March 2011 to January 2016

N/A

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since(2)
Ignacio Celorrio Buenos Aires, Argentina Executive Vice President, International Affairs

Executive Vice President, International Affairs of the Company since October 2019; Partner at Quevedo Abogados (2015-2018). Partner at Alfaro Abogados (2018-2020). Board Member of CAEM (Cámara Argentina de Empresarios Mineros –Argentine Chamber of Mining Entrepreneurs) (until 2016). President of the Argentine Uranium Exploration Companies Association (until 2015).  Vice-president of the Australian-Argentine Industry and Commercial Chamber. Chair in Administrative Law at the Universidad del Museo Social Argentino.

N/A
Alec Meikle British Columbia, Canada Vice President, Corporate Development	Vice President, Corporate Development of the Company since October 2016; Institutional equity research analyst at Cormark Securities from 2013 to 2016. Joined the Company in 2016.	N/A

Notes:

(1)	The information as to province or state and country of residence and principal occupation has been furnished by the respective directors and executive officers individually.
(2)

Appointments relate to LAC only and do not cover directors who served on Former LAC that combined with, and became a subsidiary of, LAC in September 2015. Certain of the current directors of LAC served as directors of Former LAC prior to September 2015.

Each director’s term of office expires at the next annual general meeting of the Company.

Shareholdings of Directors and Officers

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 40,497,437 Common Shares representing approximately 45% of the issued and outstanding Common Shares (including Common Shares held by Ganfeng, Bangchak and Geologic Resources Partners LLP), and held options to acquire 4,666,813 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Committees of the Board

The committees of the Board consist of an Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee and a Health, Safety and Environmental Committee. The members of the Compensation and Benefits Committee are George Ireland (chair), Wang Xiaoshen, Fabiana Chubbs and Gary Cohn. The members of the Nominating and Corporate Governance Committee are George Ireland (chair), Chaiwat Kovavisarach, Fabiana Chubbs and Gary Cohn. The members of the Health, Safety and Environmental Committee are Gabriel Rubacha (chair), Jonathan Evans and Franco Mignacco. The members of the Audit Committee are Gary Cohn (chair), George Ireland and Fabiana Chubbs. Information concerning the Audit Committee is provided under “Audit Committee Information” below.

In addition, ad hoc committees were formed in 2019 with respect to the Project Investment and a corporate governance review, and in 2020 with respect to the 2020 Cauchari Transaction.

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on SEDAR at www.sedar.com and on the Company’s website at https://www.lithiumamericas.com/.

Audit Committee Information

Audit Committee Charter

The charter of the Audit Committee is attached as Schedule “B” to this AIF.

Composition of the Audit Committee and Independence

The Company’s Audit Committee consists of Gary Cohn (chair), George Ireland and Fabiana Chubbs.  NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit Committee are “independent” directors.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company has determined that all of the members of the Audit Committee are “financially literate”.

Based on their business and educational experiences, each Audit Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. A majority of the members of the Audit Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility. In the course of these duties, such members have gained a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection of the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Gary Cohn

Mr. Cohn holds a Bachelor of Mathematics degree from the University of Waterloo, a Master of Business Administration degree from York University, and a Juris Doctor degree from Osgoode Hall Law School.

Mr. Cohn had a lengthy career with Magna International Inc. which began in 1989.  His roles with Magna International Inc. included overseeing the mergers and acquisitions function, serving as in-house legal counsel and acting as corporate secretary.  From 2000 to 2004, Mr. Cohn held the position of Vice-President, Special Projects with Magna Entertainment Corp. During his career, he also practiced corporate and securities law with two large national law firms in Canada. Since his retirement from Magna International Inc., Mr. Cohn has worked as an independent consultant on corporate development matters and served as an independent director. He was a member of the Board of Directors of Former LAC from 2014 until its merger with the Company.

George Ireland

Mr. Ireland graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

Mr. Ireland has over thirty-five years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital. Mr. Ireland founded Geologic Resource Partners LLP in 2004 and serves as Chief Investment Officer and CEO.  From 2000 to 2004, he was General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Fabiana Chubbs

Ms. Chubbs is a Chartered Professional Accountant and holds dual degrees from the University of Buenos Aires, a Certified Public Accountant bachelor degree, and a Bachelor of Business Administration degree.

Ms. Chubbs was the CFO of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado Gold Corporation in 2007 and led Treasury and Risk Management functions until accepting the CFO position. Prior to Eldorado Gold Corporation, she was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the Audit Committee Chair reporting the pre-approval(s) to the Audit Committee at the Committee’s meeting subsequent to the said approval(s).

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiaries by PwC for services rendered during the years ended December 31, 2019 and 2018:

	2019	2018
Audit fees(1)	$217,000	$243,933
Audit-related fees	-	-
Tax fees(2)	$183,358	$259,500
All other fees(3)	$9,000	$9,000
Total	$409,358	$512,433

Notes:

(1)	The aggregate audit fees billed by the Company’s auditor.
(2)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(3)	All other fees represent fees for audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.
Legal Proceedings and Regulatory Actions

The Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which would have a material adverse effect on the Company. The management of the Company is not aware of any material legal proceedings in which the Company may be a party which are contemplated by governmental authorities or otherwise.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any associate or affiliate of any such person, in any transaction within the Company’s three most recently completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company, its subsidiaries or joint ventures, except for those described below.

On March 28, 2016, the Joint Operation entered into the Los Boros Option Agreement with Los Boros, a company controlled by the family of Franco Mignacco, Director of the Company and President of Minera Exar, and of which Franco Mignacco is Vice-President, for the transfer of title to the Joint Operation of certain mining properties that comprised a portion of the Cauchari-Olaroz Project.

In August 2018, the Company entered into agreements to implement the Ganfeng-SQM Transactions, which were completed in October 2018. In connection therewith, among other things, the Company and Ganfeng became partners in the Joint Operation, with the Company holding a 62.5% interest, and Ganfeng holding the remaining 37.5% interest. For further information, please see “Material Contracts – Amended Shareholders Agreement”.

In April 2019, the Company entered into the Project Investment whereby Ganfeng, through its wholly-owned subsidiary, GHC, agreed to subscribe for approximately 141 million newly issued shares of Minera Exar for cash consideration of approximately US$160 million.  In August 2019, the Company announced that the Project Investment had closed.  As a result, Ganfeng and LAC each hold a 50% interest in Minera Exar, subject to the rights of JEMSE to acquire a 8.5% interest in Minera Exar.  The parties also amended the Shareholders Agreement to include the provision of equal representation on the Minera Exar board of directors and management committee governing the Cauchari-Olaroz Project.  Minera Exar also repaid LAC US$8 million of outstanding loans (plus any accrued interest). For further information, please see “Material Contracts – Project Investment”.

In February 2020, the Company and Ganfeng entered into the 2020 Cauchari Transaction.  For further information, please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction”.

Transfer Agents and Registrars

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia.

Material Contracts

Other than contracts entered into in the ordinary course of business, and except as described below, the Company has not entered into any material contracts within the most recently completed financial year or previous to the most recently completed financial year, that are still in effect.

Ganfeng Investor Rights Agreement

On July 14, 2017 LAC and Ganfeng entered into the Ganfeng Investor Rights Agreement, pursuant to which Ganfeng has the following rights, provided that it continues to hold not less than 15% of the Common Shares: (a) the right to add a nominee to the Board; (b) participation rights allowing it to maintain its equity ownership interest in LAC at 17.5%, or such other percentage as determined in accordance with the terms and conditions of the Ganfeng Investor Rights Agreement, until March 31, 2019; and (c) a registration right for the sale of its Common Shares. In accordance with the nomination right, the Company appointed Wang Xiaoshen, the Vice-Chairman and Executive Vice President of Ganfeng, to the Board.

Bangchak Investor Rights Agreement

On July 14, 2017 LAC and Bangchak entered into the Bangchak Investor Rights Agreement, pursuant to which Bangchak has the following rights, provided that it continues to hold not less than 15% of the Common Shares: (a) the right to add a nominee to the Board; (b) participation rights allowing it to maintain its equity ownership interest in LAC at 16.4%, or such other percentage as determined in accordance with the terms and conditions of the Bangchak Investor Rights Agreement, until March 31, 2019; and (c) a registration right for the sale of its Common Shares. In accordance with the nomination right, the Company appointed Chaiwat Kovavisarach, the CEO of Bangchak, to the Board.

Amended Credit Facility

On July 14, 2017 the Company (as borrower) and 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors), Ganfeng and Bangchak (as Lenders), BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. Collateral Agent for the Lenders) entered into the Amended Credit Facility.  Under the Amended Credit Facility, Ganfeng agreed to lend the Company US$125 million and Bangchak agreed to loan the Company US$80 million to fund a portion of the Company’s share of the Cauchari-Olaroz Project’s construction costs. The credit facility has a six-year term, carries an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six on the principal amount drawn. As of December 31, 2019, the Company had drawn $83.8 million on the credit facility.

As security for the indebtedness, LAC granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Amended Shareholders Agreement

On October 25, 2018, the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital entered into the Shareholders Agreement to govern the Company’s and Ganfeng’s interests in Minera Exar and Exar Capital.  The Shareholders Agreement has since been amended by the Project Investment and, on closing, will be further amended by the 2020 Cauchari Transaction.  The Shareholders Agreement, prior to being amended, provided for, among other things, (i) the formation of the Minera Exar Management Committee comprised of three representatives of Ganfeng and two representatives from the Company; (ii) the composition of the board of directors of Exar Capital and Minera Exar, being three representatives of Ganfeng and two representatives of the Company; (iii) the review and approval by the Minera Exar Management Committee of programs and budgets by majority vote with the approval threshold for certain matters to be 80%; and (iv) the right of each party to purchase its pro rata share of the production.

Limited Recourse Loan Facility

On October 30, 2018, the Company (as borrower) and Ganfeng (as lender) entered into the Limited Recourse Loan Facility, pursuant to which Ganfeng agreed to lend to the Company US$100 million. The Limited Recourse Loan Facility is unsecured and subordinated to the senior credit facilities and is to be repaid from the proceeds of 50% of the Company’s share of future distributions from the Cauchari-Olaroz Project. Draws may be made under the Limited Recourse Loan Facility until December 31, 2025, and the Company has the right to prepay the Limited Recourse Loan Facility without penalty. The Limited Recourse Loan Facility carries an interest rate equal to 6-month LIBOR +5.5% per annum, subject to a maximum of 10% per annum, and the interest is payable annually from 50% of the distributions paid directly and indirectly by Minera Exar to the Company, subject to compliance with the Company’s senior credit facilities and to receipt of distributions from Minera Exar.

Project Investment

On April 1, 2019, the Company entered into the Project Investment whereby Ganfeng agreed to subscribe for approximately 141 million newly issued shares of Minera Exar for cash consideration of approximately US$160 million, such that each of Ganfeng and LAC are to hold a 50% interest in Minera Exar. The Project Investment 2020 Cauchari Transaction established an amended Shareholders Agreement that includes the provision of equal representation on the Minera Exar board of directors and management committee governing the Cauchari-Olaroz Project and provides for the repayment to LAC of US$8 million of outstanding loans (plus any accrued interest). In connection with the closing of the Project Investment, LAC also executed an amended and restated off-take agreement with Bangchak whereby, in consideration for Bangchak’s consent to the Project Investment, upon LAC approving an expansion of production capacity of the Cauchari-Olaroz Project from 25,000 tpa to 40,000 tpa, LAC would grant to Bangchak incremental off-take rights to acquire up to an additional 3,500 tpa of lithium carbonate for an aggregate maximum of 6,000 tpa of lithium carbonate (including prior offtake rights) at market prices.  Bangchak also agreed to provide up to US$50 million of additional debt financing (subject to consent of Ganfeng) on substantially the same terms as the Bangchak Investment Agreement, however, with the proceeds of such financing available for a broader purpose.

Interests of Experts

Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Wayne Genck, PhD and Anthony Sanford, Pr.Sci.Nat. prepared the Cauchari TR.

Reza Ehsani, P.Eng., Daniel Peldiak, P.Eng., and Rob Spiering, P.Eng., of WorleyParsons, Andrew Hutson, FAusIMM, BE (Mining), of Mining Plus Pty Ltd, Louis F. Fourie, P. Geo., Pri.Sci.Nat, of Terra Modelling Scenes Inc., John Young, B.Sc., SME-RM, of Great Basin Environmental Services LLC and Ken Armstrong, P.Eng., of Chemetics Inc., prepared the Thacker Pass TR.

All technical and scientific information contained in this AIF has been reviewed and approved by Rene LeBlanc, Chief Technical Officer of the Company and Senior Process Development Manager of Lithium Nevada, and a QP for the purposes of NI 43-101.

As at the date of this AIF, Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Wayne Genck, PhD and Anthony Sanford, Pr.Sci.Nat., Reza Ehsani, P.Eng., Daniel Peldiak, P.Eng., and Rob Spiering, P.Eng., Andrew Hutson, FAusIMM, BE (Mining), Louis F. Fourie, P. Geo., Pri.Sci.Nat, John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., collectively hold less than one percent of the Company’s outstanding securities of the Company or of any of the Company’s associates or affiliates.

The Company’s auditors are PwC, Chartered Professional Accountants, who have prepared an independent auditor’s report dated March 12, 2020 in respect of the Company’s consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years then ended. PwC has advised that they are independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

Additional Information

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares of the Company and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated May 27, 2019 for the annual general meeting of the Company held on June 26, 2019, which is available on SEDAR at www.sedar.com. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2019 and 2018 and the interim periods ending March 31, 2019, June 30, 2019 and September 30, 2019, which are available on SEDAR at www.sedar.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule “A”
DEFINITIONS

Definitions

The abbreviations set forth below have the following meanings in this AIF, or in documents incorporated by reference in this AIF:

“2012 PFS” means the technical report dated January 27, 2012 entitled “Preliminary Feasibility Study, Kings Valley Lithium Project, Humboldt County, Nevada”;

“°C” means degrees Celsius;

“AIF” means Annual Information Form;

“ALS” means ALS Chemex Labs Ltd. and its affiliates;

“Amended Credit Facility” means the amended and restated credit and guarantee agreement dated July 14, 2017 between the Company (as borrower), 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors), Ganfeng and Bangchak (as lenders), BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. collateral agent for the lenders);

“Arrangement” means the statutory plan of arrangement between the Company and Former LAC, which resulted in shareholders of Former LAC receiving Common Shares on the basis of 0.159 of a Common Share for each common share of Former LAC;

“Argentina Principles” means the guidelines of the Camara Argentina of Empresarios Mineros that have adopted the Towards Sustainable Mining, a corporate social responsibility program developed by the Mining Association of Canada to improve environmental and social practice in the mining industry;

“Argentine Mining Code” means the Código de Minería, the principle legislation that regulates the mining industry in Argentina;

“Argentine Tax Law” means the comprehensive tax reform enacted in Argentina in December 2017 and became effective as of January 1, 2018;

“ARMP” means Approved Resource Management Plan;

“ASA” means Alex Stewart Argentina;

“B” means boron;

“Bangchak” means BCP Innovation PTE. Ltd.;

“Bangchak Investment Agreement” means the investment agreement entered into between LAC and Bangchak dated January 19, 2017, as subsequently amended;

“Bangchak Investor Rights Agreement means the investor rights agreement between LAC and Bangchak dated July 14, 2017;

“BCBCA” means the Business Corporations Act (British Columbia);

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“BLM” means the U.S. Department of the Interior Bureau of Land Management;

“Board” means the board of directors of the Company;

“Ca” means calcium;

“CaO” means calcium oxide;

“Cauchari Financing Transactions” means, collectively, the financings and related transactions and agreements contemplated by both the Bangchak Investment Agreement and the Ganfeng Investment Agreement;

“2020 Cauchari Transaction” means the transactions between LAC and its subsidiaries and Ganfeng and its subsidiaries pursuant to which, on closing, Ganfeng will increase its interest in Minera Exar to 51% and LAC will decrease its interest to 49%;

“Cauchari-Olaroz Project” means the Company’s Cauchari-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina;

“Cauchari TR” means the technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective date of August 19, 2019;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Chevron” means Chevron Resources Company;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Reserves;

“claims” means unpatented mining claims granted pursuant to the Mining Act;

“Common Shares” means the common shares of the Company;

“Company” or “LAC” means Lithium Americas Corp., formerly Western Lithium USA Corporation and, as the context requires, its subsidiaries;

“Consolidation” means the share consolidation effected on November 8, 2017, pursuant to which the Common Shares were consolidated on the basis of one Common Share for every five previously-outstanding Common Shares;

“DD” means diamond drill;

“EBITDA” means earnings before interest, taxes, depreciation and amortization;

“EIS” means the Environmental Impact Statement prepared for the Thacker Pass Project;

“Minera Exar” means Minera Exar S.A., the Company’s joint venture subsidiary incorporated under the laws of Argentina through which it holds its interest in the Cauchari-Olaroz Project;

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“Exar Capital” means Exar Capital, B.V., the Company’s joint venture subsidiary incorporated under the laws of the Netherlands through which it holds its interest in the Cauchari-Olaroz Project;

“Minera Exar Management Committee” means the management committee of Minera Exar, which is responsible for the oversight of Minera Exar and which currently has six members (three from LAC and three from Ganfeng);

“Exchange” means the Toronto Stock Exchange;

“Fernley Facility” means the manufacturing facility based in Fernley, Nevada that manufactures RheoMinerals’ organoclay products;

“FOFI” means future-orientated financial information and financial outlook information;

“Former LAC” means Lithium Americas Corp. which company became a wholly owned subsidiary of the Company pursuant to the Arrangement that closed in September 2015;

“Ganfeng” means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiaries GFL International Co., Ltd. and Ganfeng Lithium Netherlands Co., B.V.;

“Ganfeng Investment Agreement” means the agreement entered into between LAC and Ganfeng dated January 17, 2017 and subsequently amended;

“Ganfeng Investor Rights Agreement” means the amended and restated investor rights agreement between LAC and Ganfeng dated July 14, 2017;

“Ganfeng-SQM Transactions” means the transactions pursuant to which, among other things, the Company and Ganfeng become partners in the Joint Operation;

“ha” means hectares;

“HCl” hydrochloride;

“ICF” means ICF Jones & Stokes, Inc.;

“ICP” means inductively coupled plasma;

“IFRS” means the International Financial Reporting Standards, a set of international accounting standards stating how particular types of transactions and other events should be reported in financial statements;

“Initial Feasibility Study” means an initial Mineral Reserve estimate and mine plan Former LAC completed on the Cauchari-Olaroz in 2012;

“IRR” means internal rate of return;

“JEMSE” means Jujuy Energia y Mineria Sociedad del Estado, the government of Jujuy’s mining investment company, involved in the development and regulations of mining projects in the Argentinean province of Jujuy;

“JEMSE LOI” means the letter of intent between JEMSE and LAC dated November 2012 whereby JEMSE may acquire an equity interest in the Cauchari-Olaroz Project in exchange for providing management services to develop the Cauchari-Olaroz Project;

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“Joint Operation” means the joint operation between the Company and Ganfeng on the Cauchari-Olaroz Project, operated through shareholdings in Minera Exar, Exar Capital and related agreements;

“K” means potassium;

“Kiewit” means Kiewit Corporation;

“km” means kilometre;

“kV” means kilovolt;

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium by 5.323;

“Leasing Act” means the Mineral Lands Leasing Act of 1920, USA, as amended;

“Li” means lithium;

“Limited Recourse Loan Facility” means the limited recourse loan facility dated October 30, 2018, between the Company (as borrower) and Ganfeng (as lender).

“Lithium Nevada” means Lithium Nevada Corporation, formerly Western Lithium Corporation, a wholly-owned subsidiary of the Company;

“Los Boros” means Grupo Minero Los Boros S.A.;

“Los Boros Option Agreement” means the option agreement between Minera Exar and Los Boros entered into on March 28, 2016;

“m” means metre;

“m3” means cubic metre;

“MD&A” means management discussion and analysis;

“mm” means millimetre;

“Mg” means magnesium;

“mg/L” means milligrams per litre;

“Mining Act” means the U.S. General Mining Act of 1872, also known as the Mining Law of 1872, as amended;

“Mineral Resource Update 2019” means the technical report entitled “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” with an effective date of March 1, 2019;

“MPO” means Mine Plan of Operations;

“MW/h” means Megawatts per hour;

“Na” means sodium;

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“NaCl” means sodium chloride;

“NaOH” means sodium hydroxide;

“NEPA” means National Environmental Policy Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“NOI” means Notice of Intent for the Thacker Pass Project;

“North American Coal” means North American Coal Corporation;

“NPV” means net present value;

“NYSE” means the New York Stock Exchange;

“Orion” means Orion Mine Finance Fund I, formerly RK Mine Finance (Master) Fund II L.P.;

“pH” means the measure of acidity/alkalinity of an aqueous solution;

“ppm” means parts per million;

“PFS” means a pre-feasibility study;

“Phase 1” means, in relation to the Thacker Pass Project, the initial 30,000 tpa of lithium carbonate covered in the Thacker Pass TR;

“Phase 2” means, in relation to the Thacker Pass Project, the ramp up to 60,000 tpa of lithium carbonate covered in the Thacker Pass TR;

“Project Investment” means the transactions between LAC and its subsidiaries and Ganfeng pursuant to which Ganfeng increased its interest in Minera Exar to 50% and LAC decreased its interest to 50%;

“PwC” means PricewaterhouseCoopers LLP;

“QA/QC” means quality assurance and quality control;

“QP” means a qualified person as defined under NI 43-101;

“RBRC” means relative brine release capacity;

“RC” means reverse circulation;

“RheoMinerals” means RheoMinerals Inc., a subsidiary of the Company that develops and manufactures organophilic clay-based products;

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“ROD” means the BLM’s Record of Decision with respect to the Thacker Pass Project;

“ROM” means run of time;

“Sawtooth Mining” means Sawtooth Mining LLC;

“SEC” means U.S. Securities and Exchange Commission;

“Shareholder Agreement” means the shareholder agreement between the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital dated October 25, 2018;

“SO4” means sulfate;

“Social Responsibility Plan” means the social responsibility plan developed to incorporate best practices on these matters and prepared in accordance with the Argentina Principles, at the Cauchari-Olaroz Project;

“SQM” means Sociedad Química y Minera de Chile S.A.;

“Stage 1” means, in relation to the Cauchari-Olaroz Project, the initial 25,000 tpa of lithium carbonate production capacity covered in the Mineral Resource Update 2019;

“Strategic Agreement” means the strategic collaboration agreement between the Company and Ganfeng dated August 13, 2018;

“t” means tonne;

“TEM” means Time Domain Electromagnetic Survey;

“Thacker Pass Project” means the Company’s lithium project property located in Humboldt County, Nevada;

“Thacker Pass TR” means the technical report dated August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”;

“TIC” means The Industrial Company;

“tpa” means tonnes per annum;

“Transaction Agreement” means the transaction agreement entered into between the Company, SQM, SQM Potasio S. A., Ganfeng, Minera Exar and 2265866 Ontario Inc., dated August 13, 2018;

“25,000 tpa DFS” means the updated feasibility study for the the Cauchari-Olaroz Project titled “Updated Feasibility Study Reserve Estimation of Lithium Carbonate at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective date of March 29, 2017;

“USGS” means the U.S. Geological Survey;

“VAT” means value added tax;

“VES” means a Vertical Electrical Sounding Survey; and

“WEDC” means Western Energy Development Corporation, a subsidiary of Western Uranium Corporation.

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Schedule “B”
AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)	review and report to the board of directors of the Company on the following before they are published:
(i)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company,
(ii)	the auditor’s report, if any, prepared in relation to those financial statements;
(b)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information;
(c)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(d)	recommend to the board of directors:
(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and
(ii)	the compensation of the external auditor;
(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;`

(f)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(g)	monitor the management of the principal risks that could impact the financial reporting of the Company;
(h)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

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(i)

authorize the committee Chair to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the committee Chair reporting the pre-approval(s) to the committee at the committee meeting subsequent to the said approval(s);

(j)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and
(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of three directors from the Company’s board of directors, all of whom are independent.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and
2.	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

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